Exhibit 99.1

Nexa Resources S.A.

INFORMATION RELATING TO
MINERAL PROPERTIES

As of March 20, 2020

TABLE OF CONTENTS

NOTE TO READER REGARDING DISCLOSURE	1
GLOSSARY OF CERTAIN TECHNICAL TERMS	4
SUMMARY OF INFORMATION CONCERNING RESERVES AND RESOURCES	8
SUMMARY OF MINERAL PROPERTIES	14
Mines	14
Cerro Lindo	14
El Porvenir	26
Atacocha	36
Vazante	47
Morro Agudo	60
Material Projects	70
Aripuanã	70
Magistral	75
Other Projects	83
Shalipayco	83
Hilarión	84
Pukaqaqa	85
Florida Canyon Zinc	86
Caçapava do Sul	87

(i)

NOTE TO READER REGARDING DISCLOSURE

This document contains certain disclosure relating to mineral properties of Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) that has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this document have been prepared in accordance with the May 10, 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (“2014 CIM Definition Standards”) and disclosed in accordance with National Instrument 43-101 – Standards of Disclosure for Minerals Project (“NI 43-101”).

Canadian disclosure requirements, including NI 43-101, differ significantly from the requirements under Industry Guide 7 promulgated by the SEC. Among other things, Industry Guide 7 does not contemplate the term “resource” and the requirements under NI 43-101 for identification of “reserves” are not the same as the requirements under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves; and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” estimated in accordance with Canadian requirements may not qualify as “reserves” under Industry Guide 7 standards.

Readers should understand that “inferred mineral resources” are subject to uncertainty as to their existence and as to their economic and legal feasibility. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Descriptions in this document of our mineral properties prepared in accordance with NI 43-101 may not be comparable to similar information prepared in accordance with Industry Guide 7. They may also not be comparable to similar information provided by other issuers in accordance with Industry Guide 7.

Our mineral properties are comprised of: (a) material mineral properties, including five mines (Cerro Lindo, El Porvenir, Atacocha, Vazante, and Morro Agudo) and two material projects (Aripuanã and Magistral); and (b) other mineral properties, including Shalipayco, Hilarion, Pukaqaqa, Florida Canyon Zinc and Caçapava do Sul.

For the meanings of certain technical terms used in this document, see “Glossary of Certain Technical Terms”.

For a table summarizing the mineral reserve and mineral resource estimates prepared in accordance with NI 43-101 for our mines and projects, see “Summary of Information Concerning Reserves and Resources”.

For additional information regarding our mines and projects prepared in accordance with NI 43-101, see “Summary of Mineral Properties”.

FORWARD-LOOKING STATEMENTS

This report includes statements that constitute estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act, as amended, or Exchange Act. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements.

These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations, and those of our officers and employees, with respect to, among other things: (i) our future financial or operating performance; (ii) our growth strategy; (iii) future trends that may affect our business and results of operations; (iv) the impact of competition and applicable laws and regulations on our results; (v) planned capital investments; (vi) future of zinc or other metal prices; (vii) estimation of mineral reserves; (viii) mine life; and (ix) our financial liquidity.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy and risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations; and

•	other factors.

In light of the risks and uncertainties described above, the events referred to in the estimates and forward-looking statements included in this report may or may not occur, and our business performance and results of operation may differ materially from those expressed in our estimates and forward-looking statements, due to factors that include but are not limited to those mentioned above.

These forward-looking statements are made as of the date of this report, and we assume no obligation to update them or revise them to reflect new events or circumstances. There can be no assurance that the forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

GLOSSARY OF CERTAIN TECHNICAL TERMS

C&F: cut-and-fill

Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.

D&F: drift-and-fill

Development: The process of constructing a mining facility and the infrastructure to support the facility is known as mine development.

Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.

km: kilometer

kt: thousand tonne

LOM: life of mine

M: meter.

MASL: maters above sea level.

Mineralization: The process or processes by which a mineral or minerals are introduced into a rock, resulting in a potentially valuable or valuable deposit.

Mineralized material: Mineral bearing material that has been physically delineated by one or more methods, including drilling and underground work, and is supported by sampling and chemical analysis. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical, economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination and it constitutes a proven or probable reserve (as defined below).

Mine site: An economic unit comprised of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.

Mtpy: metric tonnes per year.

NSR: net smelter return

Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.

Ounces or oz.: Unit of weight. A troy ounce equals 31.1034 grams. All references to ounces in this document are to troy ounces unless otherwise specified.

Reclamation: The process of stabilizing, contouring, maintaining, conditioning and/or reconstructing the surface of disturbed land (i.e., used or affected by the execution of mining activities) to a state of “equivalent land capability.” Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden and revegetation.

Refining: The process of purifying an impure metal; the purification of crude metallic substances.

Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.

SLOS: sub-level open stoping

SLS: sub-level stoping

Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.

Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this document refer to metric tonnes.

tpd: tonnes per day

VRM: vertical retreat mining

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

NI 43-101 and 2014 CIM Definition Standards:

Feasibility study: A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

Indicated mineral resource: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

Inferred mineral resource: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Measured mineral resource: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

Mineral reserve: A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

Mineral resource: A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying factors: Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

Preliminary economic assessment: A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pre-feasibility study: A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Probable mineral reserve: The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.

Proven mineral reserve (proved mineral reserve): The economically minable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

Qualified person: An individual who: (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in his or her profession that requires the exercise of independent judgment; and (ii) requires (A) a favorable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or (B) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

SUMMARY OF INFORMATION CONCERNING RESERVES AND RESOURCES

The following table shows our estimates of Mineral Reserves prepared with an effective date of December 31, 2019 and in accordance with the 2014 CIM Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine.

				Grade					Contained Metal Content
Interest (1)	Ownership (%)	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine (2)	80.16%	Proven	21.52	1.53	0.63	19.0	0.19	─	330.0	135.4	13,172	40.1	─
		Probable	26.84	1.05	0.67	18.7	0.14	─	281.4	179.6	16,157	37.6	─
		Subtotal	48.37	1.26	0.65	18.9	0.16	─	611.4	315.0	29,329	77.7	─

El Porvenir Mine (3)	80.16%	Proven	6.99	3.51	0.21	52.3	0.82	─	245.5	14.7	11,757	57.3	─
		Probable	9.22	3.84	0.24	42.7	0.70	─	354.2	22.5	12,661	64.7	─
		Subtotal	16.21	3.70	0.23	46.9	0.75	─	599.7	37.2	24,419	122.1	─

Atacocha Mine (Underground)(4)	72.94%	Proven	2.32	3.95	0.22	75.4	1.86	─	91.6	5.1	5,627	43.2	─
		Probable	1.59	3.51	0.24	83.6	1.54	─	55.8	3.8	4,276	24.5	─
		Subtotal	3.91	3.77	0.23	78.8	1.73	─	147.4	8.9	9,903	67.6	─

Atacocha Mine (Open Pit)(5)	72.94%	Proven	3.17	1.21	0.03	29.7	0.85	0.24	38.5	0.9	3,030	27.0	24.2
		Probable	2.16	0.93	0.02	29.9	0.88	0.26	20.1	0.5	2,079	19.0	18.1
		Subtotal	5.33	1.10	0.03	29.8	0.86	0.25	58.6	1.4	5,110	46.0	42.2

Vazante Mine (6) Probable	100%	Proven	8.47	9.22	─	15.0	0.29	─	780.6	─	4,074	24.2	─
			9.09	8.96	─	11.1	0.24	─	814.2	─	3,252	21.8	─
		Subtotal	17.56	9.08	─	13.0	0.26	─	1,594.8	─	7,325	46.0	─

Aripuanã Project (7)	98.47%	Proven	11.80	3.80	0.30	35.3	1.40	0.30	448.4	35.4	13,392	165.2	113.8
		Probable	14.38	3.70	0.20	33.5	1.30	0.30	532.1	28.8	15,488	186.9	138.7
		Subtotal	26.18	3.75	0.25	34.3	1.35	0.30	980.5	64.2	28,880	352.1	252.5

Total		Proven	54.27	3.56	0.35	29.3	0.66	0.08	1,934.6	191.5	51,053	357.0	138.0
		Probable	63.28	3.25	0.37	26.5	0.56	0.08	2,057.8	235.2	53,913	354.6	156.8
		Total	117.56	3.40	0.36	27.8	0.61	0.08	3,992.4	426.6	104,966	711.6	294.8

Notes:	The estimation of mineral reserves involves assumptions as to future commodity prices and as to technical mining matters. Numbers and totals may not sum due to rounding. The qualified persons responsible for the mineral reserves estimates are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the mineral reserve estimate.

(1)	The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral resource estimates of our consolidated subsidiaries and of our joint ventures, certain of which are not wholly-owned, as set out in this ownership interests column.

(2)	Cerro Lindo Mine
The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee.
Mineral reserves are reported within engineered stope outlines assuming the following underground mining methods: SLOS or VRM and D&F or C&F. Dilution and mining recovery are considered.
Bulk density varies depending on mineralization domain.
Mineral reserves are estimated at NSR cut-off values of US$32.91/t processed and US$40.00/t processed for SLS and C&F respectively. A number of incremental stopes (down to US$28/t NSR value) are included in the estimate.
Forecast long term metal prices used for the NSR calculation are: Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Cu: US$6,402/t (US$2.90/lb) and Ag: US$16.79/oz.
A minimum mining width of 5.0 m was used for both C&F and SLS stopes and 4.0 m for pillar recovery C&F stopes.
Nexa has entered into a silver streaming agreement with Triple Flag, beginning in December, 2016. The result is that revenues from silver sales will be lower than from assumed price. The reduced silver revenue has not been considered in NSR calculations or cut-off grade but is not expected to make a material difference in the reserve estimates. The revenue reduction has been included in financial analysis.

(3)	El Porvenir Mine
The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee.
Minimum mining widths of 5 m and 4 m were applied to the C&F and SLS stopes, respectively.
Average Bulk density of 3.35 t/m3.
The NSR cut-offs are calculated based on the LOM costs depending on the mining method used: SLS: US$48.38/t; and C&F: US$56.15/t.
Forecast long term metal prices used for the NSR calculation are: Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Cu: US$6,402/t (US$2.90/lb) and Ag: US$16.79/oz.

(4)	Atacocha Mine (Underground)
The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee.
Mineral reserves are estimated at NSR cut-offs of US$ 71.13/t processed and US$61.99/t processed for C&F and SLS respectively.
Forecast long term metal prices used for the NSR calculation are: Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Cu: US$6,402/t (US$2.90/lb) and Ag: US$16.79/oz.
A minimum mining width of 4.0 m was used for both C&F and SLS.
Bulk density is 3.40 t/m3.

(5)	Atacocha Mine (Open Pit)
The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee.
Mineral reserves are estimated at a NSR cut-off of US$17.97/t processed.
Forecast long term metal prices used for the NSR calculation are: Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Cu: US$6,402/t (US$2.90/lb); Ag: US$16.79/oz and Au: 1,298US$/oz.
Bulk density is 2.75 t/m3.
Numbers may not add due to rounding.

(6)	Vazante Mine
The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee.
Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: SLS, VRM and C&F. Dilution and mining recovery are considered.
A minimum mining width of 4 m was applied.
Average Bulk density of 3.22 t/m3.
The NSR cut-offs are calculated based on the LOM costs independent of the mining method: Sub level stoping (SLS), Vertical retreat mining (VRM) and Cut and fill (C&F): US$63.28/t.
Forecast long term metal prices used for the NSR calculation are: Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Ag and US$16.79/oz

(7)	Aripuanã Project
Mineral reserves are effective date as of July 31, 2018.
The qualified person for the mineral reserves estimate is Jason Cox, P.Eng., a Roscoe Postle Associates Inc. employee.
Mineral reserves are reported within engineered stope outlines assuming the following underground mining methods: Longitudinal longhole retreat (bench stoping) and Transverse longhole mining (VRM). Dilution and mining recovery are considered.
A minimum mining width of 4 m was applied.
Average bulk density is 2.70 t/m3.
The NSR cut-offs are calculated based on the LOM costs independent of the mining method: VRM and bench stoping of US$40.00/t. R$/US$ exchange rate of $3.38.
Forecast long term metal prices used for the NSR calculation are: Zn: US$2,469/t (US$1.12/lb); Pb: US$1,896/t (US$0.86/lb); Cu: US$6,592/t (US$2.99/lb), Ag: US$18.58/oz and au: US$1,187/oz.
Mineral processing by flotation concentration is assumed.
Metallurgical recoveries are based on metallurgical testworks with LOM average of 89% Zn, 84% Pb, 75% Cu, 84% Ag and 68% Au.
NSR is calculated using stope head grades, after application of Modifying Factors, including as calculation parameters: estimated metallurgical recovery and commercial terms TC, RC, payable percentages, deductions, penalties and freight cost.
Numbers may not add due to rounding.

The following table shows our estimates of Mineral Resources exclusive of Mineral Reserves prepared with an effective date of December 31, 2019 (unless otherwise indicated below) and in accordance with the 2014 CIM Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine and project.

				Grade					Contained Metal Content
	Ownership Interest(1) (%)	Class	Tonnage	Zinc	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo	80.16%	Measured	3.72	2.18	24.6	0.28	─	81.1	22.3	2,942	10.4	─
Mine(2)		Indicated	2.85	1.35	25.4	0.23	─	38.5	16.2	2,330	6.6	─
		Subtotal	6.57	1.82	25.0	0.26	─	119.6	38.5	5,272	17.0	─
		Inferred	6.27	2.02	36.9	0.44	─	126.7	28.8	7,443	27.6	─

El Porvenir	80.16%	Measured	1.04	3.10	70.2	1.08	─	32.2	2.2	2,346	11.2	─
Mine(3)		Indicated	1.25	3.24	57.8	1.01	─	40.5	2.6	2,321	12.6	─
		Subtotal	2.29	3.17	63.4	1.04	─	72.7	4.8	4,667	23.8	─
		Inferred	9.31	3.62	58.0	0.85	─	337.0	20.5	17,361	79.1	─
Atacocha Mine	72.94%	Measured	1.80	4.97	99.7	1.98	─	89.5	6.1	5,771	35.6	─
(Underground)(4)		Indicated	2.15	4.03	51.6	0.97	─	86.6	6.7	3,567	20.9	─
		Subtotal	3.95	4.46	73.5	1.43	─	176.1	12.8	9,338	56.5	─
		Inferred	7.37	3.67	56.7	0.87	─	270.5	29.5	13,426	64.1	─

Atacocha Mine	72.94%	Measured	2.20	1.22	33.5	0.94	0.14	26.8	1.1	2,370	20.7	9.9
Open Pit)(5)		Indicated	4.04	1.15	28.9	0.89	0.15	46.5	2.0	3,754	36.0	19.5
		Subtotal	6.24	1.17	30.5	0.91	0.15	73.3	3.1	6,124	56.7	29.4
		Inferred	1.68	1.11	29.2	0.83	0.31	18.6	0.5	1,577	13.9	16.7
Vazante Mine(6)	100.00%	Measured	2.37	10.38	12.9	0.31	─	246.0	─	981	7.3	─
		Indicated	1.57	8.81	11.0	0.26	─	138.3	─	554	4.1	─
		Subtotal	3.94	9.75	12.1	0.29	─	384.3	─	1,535	11.4	─
		Inferred	9.46	8.55	12.2	0.22	─	808.8	─	3,720	20.8	─

Morro Agudo	100.00%	Measured	0.36	6.73	─	0.22	─	24.2	─	─	0.8	─
Mine(7)		Indicated	10.24	3.46	─	0.65	─	354.3	─	─	66.6	─
		Subtotal	10.60	3.57	─	0.64	─	378.5	─	─	67.4	─
		Inferred	8.54	3.51	─	0.85	─	299.8	─	─	72.6	─

				Grade					Contained Metal Content
	Ownership Interest(1) (%)	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Aripuanã	98.47%	Measured	1.80	2.48	0.51	24.3	0.84	0.52	44.6	9.2	1,406	15.1	30.1
Project(8)		Indicated	3.90	2.14	0.30	17.5	0.67	0.48	83.5	11.7	2,194	26.1	60.2
		Subtotal	5.70	2.25	0.37	19.7	0.72	0.49	128.3	21.1	3,610	41.0	89.8
		Inferred	38.80	3.73	0.34	38.5	1.46	0.59	1,447.2	131.9	47,977	566.5	736.0

Shalipayco	60.12%	Measured	3.78	4.18	─	28.9	0.46	─	158.0	─	3,512	17.4	─
Project(9)		Indicated	5.69	4.61	─	32.6	0.50	─	262.3	─	5,955	28.5	─
		Subtotal	9.47	4.44	─	31.1	0.48	─	420.3	─	9,467	45.8	─
		Inferred	32.38	4.13	─	31.1	0.47	─	1,337.3	─	32,345	152.2	─
Magistral	80.16%	Measured	84.24	─	0.56	3.0	─	─	─	471.7	8,017	─	─
Project(10)		Indicated	121.08	─	0.50	3.0	─	─	─	605.4	11,523	─	─
		Subtotal	205.32	─	0.52	3.0	─	─	─	1,067.7	19,540	─	─
		Inferred	50.57	─	0.43	2.6	─	─	─	217.5	4,178	─	─

Hilarión	74.87%	Measured	24.73	3.43	─	32.8	0.72	─	847.2	─	26,107	177.3	─
Project(11)		Indicated	34.23	3.61	─	25.7	0.58	─	1,237.0	─	28,326	197.7	─
		Subtotal	58.96	3.53	─	28.7	0.64	─	2,084.1	─	54,433	374.9	─
		Inferred	25.34	3.52	─	28.4	0.69	─	891.2	─	23,144	174.3	─
Pukaqaqa	80.16%	Measured	107.30	─	0.43	─	─	─	─	461.4	─	─	─
Project(12)		Indicated	201.70	─	0.39	─	─	─	─	786.6	─	─	─
		Subtotal	309.00	─	0.41	─	─	─	─	1,266.9	─	─	─
		Inferred	40.10	─	0.34	─	─	─	─	136.3	─	─	─

Florida Canyon	48.90%	Measured	1.29	13.13	─	19.4	1.66	─	169.4	─	805	21.4	─
Zinc Project[12]		Indicated	1.97	11.59	─	17.9	1.45	─	228.3	─	1,134	28.6	─
		Subtotal	3.26	12.20	─	18.5	1.53	─	397.7	─	1,940	49.9	─
		Inferred	8.84	10.15	─	13.2	1.05	─	897.3	─	3,754	92.8	─
Caçapava do	56.00%	Measured	4.90	1.52	─	10.0	2.11	─	74.5		1,575	103.4	─
Sul		Indicated	8.11	1.08	0.08	27.0	1.89	─	87.6	6.5	7,040	153.3	─
Project(13)		Subtotal	13.01	1.24	0.05	20.6	1.97	─	161.3	6.5	8,612	256.3	─
		Inferred	13.25	0.86	0.12	21.0	1.94	─	114.0	15.9	8,946	257.1	─

Total		Measured	239.53	0.75	0.41	7.3	0.18	0.01	1,793.5	974.0	55,832	420.6	40.0
		Indicated	398.78	0.65	0.36	5.4	0.15	0.01	2,603.4	1,437.7	68,698	581.0	79.7
		Total	638.31	0.69	0.38	6.1	0.16	0.01	4,396.9	2,411.7	124,530	1,001.6	119.7
		Inferred	251.91	2.60	0.23	20.2	0.60	0.09	6,548.4	580.9	163,871	1,521.0	752.7

Notes:	The estimation of mineral resources involves assumptions as to future commodity prices and as to technical mining matters. Numbers and totals may not sum due to rounding. Mineral resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.

(1)	The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral resource estimates of our consolidated subsidiaries and of our joint ventures, certain of which are not wholly-owned, as set out in this ownership interests column.

(2)	Cerro Lindo Mine

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo , a Nexa Resources employee.

Mineral resources are estimated at a NSR cut-off value of US$32.91/t.

Forecast long term metal prices used for the NSR calculation are: Zn: US$2,899.15/t (US$1.31/lb); Pb: US$2,304.47/t (US$1.04/lb); Cu: US$7,362.42/t (US$3.34/lb) and Ag: US$19.31/oz.

A minimum mining width of 5.0 m was used to create resource shapes.

Bulk density varies depending on mineralization domain.

(3)	El Porvenir Mine

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo , a Nexa Resources employee.

Mineral resources are estimated at NSR cut-off values of US$56.15/t.

Forecast long term metal prices used for the NSR calculation are: Zn: US$2,899.15/t (US$1.31/lb); Pb: US$2,304.47/t (US$1.04/lb); Cu: US$7,362.42/t (US$3.34/lb) and Ag: US$19.31/oz.

A minimum mining width of 4.0 m was used for C&F resource stopes and 3.0 m was used for SLS resource stopes.

Bulk density varies depending on mineralization domain.

(4)	Atacocha Mine (Underground)

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo , a Nexa Resources employee.

Mineral resources are estimated at NSR cut-off values of US$71.13/t.

Forecast long term metal prices used for the NSR calculation are: Zn: US$2,899.15/t (US$1.31/lb); Pb: US$2,304.47/t (US$1.04/lb); Cu: US$7,362.42/t (US$3.34/lb) and Ag: US$19.31/oz.

A minimum mining width of 4.0 m was used for C&F resource stopes and 3.0 m was used for SLS resource stopes.

Bulk density varies depending on mineralization domain.

(5)	Atacocha Mine (Open Pit)

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo , a Nexa Resources employee.

Mineral resources are reported within optimized pitshell.

Density was assigned based on rock type.

Mineral resources are estimated at a NSR cut-off of US$17.97/t processed.

Forecast long term metal prices used for the NSR calculation are: Zn: US$2,899.15/t (US$1.31/lb); Pb: US$2,304.47/t (US$1.04/lb); Cu: US$7,362.42/t (US$3.34/lb); Ag: US$19.31/oz and Au: US$ 1.493/oz.

(6)	Vazante Mine

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee.

Mineral resources are reported within underground mining shapes with minimum mining width of 3 m.

Density was assigned based on rock type.

The NSR cut-offs are calculated based on the LOM costs independent of the mining method: SLS, VRM and C&F: US$63.28/t.

Forecast long term metal prices used for the NSR calculation are: Zn: US$2,899.15/t (US$1.31/lb); Pb: US$2,304.47/t (US$1.04/lb) and Ag: US$19.31/oz.

(7)	Morro Agudo Mine

Mineral Resources have effective date as of December 31, 2019 for Morro Agudo and Ambrosia Sul and September 10, 2019 for Bonsucesso.

The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo , a Nexa Resources employee.

Mineral Resources are reported within underground mining shapes or within an optimized pit shell.

A minimum thickness of 3 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground.

Density was assigned based on rock type.

The NSR cut-offs are calculated based on the LOM costs for each mine. Morro Agudo: US$50.00/t; Bonsucesso: US$52.67/t and Ambrosia Sul open pit: US$45.13/t.

Metal prices considered were: Morro Agudo Mine and Ambrosia Sul with US$ 2,899/t Zn and US$ 2,304 /t Pb. Bonsucesso Project with US$ 2,926/t Zn and US$ 2,299 /t Pb.

(8)	Aripuanã Project

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo , a Nexa Resources employee.

Mineral resources have an effective date as of July 31, 2018 for Ambrex, Arex and Link areas and as of December 31,2019 for Babaçu area.

Mineral resources are reported using a US$38/t NSR block cut-off value.

The NSR is calculated based on metal prices of US$1.29 per lb Zn, US$0.99 per lb Pb, US$3.43 per lb Cu, US$1,368 per troy ounce Au, and US$21.37 per troy ounce Ag.

(9)	Shalipayco Project

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee.

Mineral resources have an effective date as of December 31, 2018.

Mineral resources are estimated at an NSR cut-off value of US$45 with metallurgical recovery of 88.0% for zinc and 77.5% for lead.

Mineral resources are estimated using a long-term zinc price of US$3,034.28/t, lead price of US$2,529.54/t and silver price of US$21.58/oz.

A minimum mining width of 2m was used.

(10)	Magistral Project

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee.

Mineral resources have an effective date as of June 30, 2017.

Mineral resources are reported using a 0.2% Cu cut-off grade for the material inside the pit shell design.

Mineral resources are estimated based on metal prices of US$2.68 per lb Cu and US$18.94 per ounce Ag.

Density was assigned based on rock type.

(11)	Hilarion Project

The qualified person for the mineral resources estimate is Rosmery J. Cárdenas Barzola, P.Eng. MAusIMM CP(Geo), a Roscoe Postle Associates Inc. employee.

Mineral resources are estimated at a NSR cut off value of US$35.00/t for SLS resource shapes for Hilarión deposit, and an NSR cut-off value of US$45.00/t for SLS resource shapes and US$50.00/t for R&P resource shapes for El Padrino deposit.

Mineral resources are estimated at average long-term metal prices of Zn: US$2,956.65/t (US$1.34/lb); Pb: US$2,303.14/t (US$1.04/lb); Cu: US$7,523.30/t (US$3.41/lb); and Ag: US$19.61/oz.

A minimum mining width of three metres was used for Hilarión and El Padrino.

Bulk density varies depending on mineralization domain.

(12)	Pukaqaqa Project

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee.

Mineral resources have an effective date as of July 31, 2017.

Mineral resources were reported inside a preliminary Whittle pit using a 0.20% Cu block cut-off grade.

Mineral resources are estimated using a copper price of US$2.59/lb and an exchange rate of US$0.80 to C$1.00.

(13)	Florida Canyon Project

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee.

Mineral resources have an effective date as of July 13, 2017.

Grades reported in this table are "contained" and do not include recovery.

Mineral resources are reported to a 2.8% recovered zinc-equivalent (RecZnEq%) cut-off grade. Assuming the average recoveries for the resource, this corresponds to non-recovered cut-off grade of 3.6% contained ZnEq%.

RecZnEq% was calculated by multiplying each block grade by its estimated recovery, then applying mining costs, processing costs, general and administrative (G&A) costs, smelting costs, and transportation costs to determine an equivalent contribution of each grade item to the Net Smelter Return.

Mining costs, processing, G&A, smelting, and transportation costs total US$74.70/t.

Metal price assumptions were: Zinc (US$/lb 1.20); Lead (US$/lb 1.0); and Silver (US$/oz 17.50).

As the recovery for each element was accounted for in the RecZnEq%, recoveries were not factored into the calculation of the 2.8% cut-off grade.

Average metallurgical recoveries for the resource are: Zinc (79%); Lead (72%); and Silver (50%).

The equivalent grade contribution factors used for calculating RecZnEq% were: (1.0 x recovered Zn%) + (0.807 x recovered Pb%) + (0.026 x recovered Ag ppm).

The contained ZnEq% grade reported above was calculated by dividing the RecZnEq% grade by the calculated zinc recovery.

Density was calculated based on material types and metal grades. The average density in the mineralized zone was 3.01 g/cm3.

Mineral resources, as reported, are undiluted.

(14)	Caçapava do Sul Project

The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee.

Mineral resources have effective date as March 17, 2017.

Mineral resources are reported at a NSR cut-off value of US$13.25/t.

NSR metal price assumptions: Zn US$1.26/lb; Pb US$1.01/lb; Cu US$3.08/lb; and Ag US$21.78/oz.

A minimum thickness was not applied.

Mineral resources are constrained by preliminary pit shells.

SUMMARY OF MINERAL PROPERTIES

Mines

Cerro Lindo

The most recent NI 43-101 technical report with respect to Cerro Lindo is the technical report titled “Technical Report on the Cerro Lindo Mine, Department of Ica, Peru” with an effective date of December 03, 2019 (the “Cerro Lindo Technical Report”) prepared by RPA in particular by: Jason Cox, P.Eng., Rosmery J. Cardenas Barzola, P.Eng., Brenna Scholey, P.Eng. and Luis Vasquez, M.Sc., P.Eng. The Cerro Lindo Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Cerro Lindo is based on information presented in the Cerro Lindo Technical Report. The mineral resources and mineral reserves for the Cerro Lindo mine have been estimated by Nexa as of December 31, 2019. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee. José Antonio Lopes and Thiago N. Teixeira have also reviewed and approved certain information set out herein that has been updated since the date of the Cerro Lindo Technical Report.

Project Description, Location and Access

Project Setting

The Cerro Lindo mine is located in the Chavín District, Chincha Province, Ica Department of Perú, approximately 268 km southeast of Lima and 60 km from the coast. The current access from Lima is via the paved Pan American Highway south to Chincha (208 km) and then via an unpaved road up the Topará River valley to the mine site (61 km). Internal roadways connect the various mine-site components. The project site is located at an average elevation of 2,000 meters above sea level (or masl).

Site Location Plan

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

All concessions are held by Nexa Resources Peru S.A.A. (Nexa Peru), a wholly-owned subsidiary of Nexa. As of December 31, 2019, Nexa Peru holds 61 mineral concessions covering an area of approximately 38,854.67 hectares, seven mineral claims totalling 4,565.57 hectares, and one beneficiation concession covering an area of 518.78 hectares. A mineral claim is an application to obtain a mineral concession.

Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site, access road, power transmission line, and water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant, and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

As of December 31, 2019, Nexa Peru has a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction. Cerro Lindo is not currently subject to third-party royalties.

Regional Mineral Tenure Plan

History

Artisanal-style mining of outcropping barite bodies for use by the oil industry began in the early 1960s. The Cerro Lindo deposit was discovered in 1967, during a colour anomaly reconnaissance program. Compañía Minera – Milpo S.A.A. (Milpo), a predecessor company to Nexa Peru, acquired the property in 1984. From 1984 to 2011, Milpo carried out geological mapping, geophysical surveys, geochemical sampling, drilling, and trenching over the property. In 2002, a feasibility study was completed and construction started in 2006. The Cerro Lindo Mine commenced production in 2007.

Since 2007, the Cerro Lindo mine has produced a total of approximately 60Mt of ore. The last three years mine production is shown in the table below:

Mine Production from Cerro Lindo (2017 - 2019)

	Unit	2017	2018	2019
Tonnage	Mt	7.30	6.91	6.80
Zn Grade	%	2.33	2.07	2.05
Cu Grade	%	0.69	0.64	0.64
Pb Grade	%	0.27	0.25	0.25
Ag Grade	oz/t	0.69	0.69	0.69
Ag Grade	g/t	21.55	21.42	21.60

Geological Setting, Mineralization and Deposit Types

The Cerro Lindo deposit is located in a 30 km by 10 km northwest trending belt of marine volcano-sedimentary rocks of the Middle Albian to Senonian (mid-Cretaceous) Huaranguillo Formation, belonging to the Casma Group, which is located within Tertiary intrusions of the Coastal Batholith. The Huaranguillo Formation fills the Canete volcano-sedimentary basin, one of the several similar basins that form the Casma Metallotect at the western side of the Andean Cordillera Occidental. In addition to Cerro Lindo, the Casma Metallotect hosts a number of important volcanogenic massive sulphide (VMS) deposits, including Tambogrande, Perubar, Potrobayo, Totoral, Maria Teresa, Aurora Augusta, and Palma.

The Cerro Lindo deposit is a Kuroko-type VMS deposit. Mineralization is hosted in a pyroclastic unit composed of ash and lapilli-type polymictic tuffs of the Huaranguillo Formation. The deposit comprises lens-shaped, massive and stringer zones composed of pyrite, sphalerite, galena, chalcopyrite, and barite. The mineralization has characteristic zoning from zinc-rich to pyrite-rich and associated sericitic-pyritic alteration.

The mineralization has been divided into 18 mining production areas, which are termed OB-1, OB-2, OB-2B, OB-3-4, OB-5, OB-5B, OB-5C, OB-5D, OB-6, OB-6A, OB-6B, OB-6C, OB-7, OB-8A, OB-8B, OB-9, OB-10, and OB-11. The mineralized lenses exhibit an irregular elongated geometry, and their longest axis (nearly 500 m) has a northwest-southeast horizontal trend (azimuth 135°). The mineralized bodies are approximately 200 m thick and 100 m wide and generally dip to the southwest at 65° on average. The location of the known mineralized zones and ore bodies is shown in the figure below.

Mineralized Trends and Mineralized Bodies

Exploration

Mineralization bodies extension possibilities reside at OB-1x (all directions), OB3-4 (towards northwest), OB9 and OB6c (both towards southeast). In addition, the well-known OB1 and OB6 are open at depth. During 2018, new drill intercepts revealed two new mineralization bodies, now called OB12 (parallel to OB3-4 to the northwestern from the mine) and OB13 (close to the XY position of OB10 but at shallower levels).

Outside of the mining area, Nexa is still exploring at Orcocobre, north of the Topara river and 2 km from the Cerro Lindo mine. By the end of 2018, 5,681.70 meters of drilling, distributed across 12 diamond drill holes, was completed to test this target.

During 2019, Nexa continued the drilling activities in the Orcocobre region. By the end of 2019, the exploration team drilled 48.4 km in 83 diamond drill holes distributed on surface and underground drilling. Nexa has detected hydrothermal alteration and marginal mineralization with 23 km of surface drilling in Orcocobre region and the continuity of the OB3-4 mineralization. Both are characteristic of a VMS system, the same type of mineralization found at the known mineralized bodies of Cerro Lindo mine. All of the newly discovered deposits are currently located south of the Topara River.

Regional Exploration Targets

Drilling

In 2019, 107,529 meters of diamond drilling was executed, corresponding to 48,449 meters of exploration work and 59,080 meters of underground infill work. The most relevant results were the expansion of the satellite mineralized ore bodies (OB) such as OB-5 and OB-10, the continuity of OB-13 to the north direction, the potential of OB-8A, which had a recently good intersect in a upper stratigraphic level of the OB-5 ore body and the definition of OB3-4 zone besides the discovery of another mineralized zone next to it.

During 2020, Nexa expects to complete a total of 35.0 km of diamond drilling, including 8.9 km of exploratory drilling and 26.1 km for the extension of known mineralized zones, prioritizing the definition of OB3-4 body potential,the continuity of OB-13 to north direction and the potential confirmation of OB-8A. In 2019, Nexa spent US$7.3 million on sustaining exploration expenditures, associated with diamond drilling, geochemistry analysis, EM geophysical survey and geological research works.

Sampling, Analysis and Data Verification

Several sample types have been collected as part of the production cycle, including underground channel, long-hole blast hole, and core sampling. Drill-hole and channel sample spacing is considered adequate for the type of deposit. Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization.

The quality control (or QC) protocol currently implemented includes the insertion of one coarse blank, one standard reference material (or SRM), one twin sample, one coarse duplicate and one pulp duplicate in every 25-sample batch, representing in total a 20.0% insertion rate. The QC protocol implemented allows for proper assessment of precision, accuracy, and contamination. Insertion rates of QC samples were in line with general industry standards; however, the program has been substantially improved every year, and is now considered to be an industry-leading program.

Quality assurance and quality control (or QA/QC) procedures were reviewed by a number of internal and external parties from 1996 to 2017, including Phelps Dodge, Milpo (both internal) and Amec Foster Wheeler. The QC program implemented at the mine ensures adequate monitoring of precision, accuracy, and contamination along the entire sampling-preparation-assaying process. No significant precision or accuracy issues that could affect the assay quality have been identified to date in the QC program. Nexa considers the assay data to be adequate to support mineral resource and mineral reserve estimates.

Mineral Processing and Metallurgical Testing

The current LOM plan continues to 2026, with a peak processing rate of approximately 21,000 tpd. Test work on ore type, production blend and variability samples supported the plant designs, and included a full suite of comminution tests, flotation test work, and penalty element analysis.

Metallurgical parameters for the concentrator are well understood, and optimization and plant control is supported by ongoing research and development metallurgical testing on samples of ore mainly based on: hardness work index, mineral flotation kinetics, flotation reagent scheme evaluation, flotation kinetics, grind sensitivity, mineralogy and routine circuit evaluations.

Analysis of historical production shows that recoveries of Cu, Pb, and Zn are related to their head grades, while Ag recoveries to the copper and lead concentrates tend to follow the Cu and Pb head grades. Average LOM planned head grades of Cu, Pb, and Ag for the next three years are similar to those experienced from 2016 to 2019 at 0.60%, 0.21%, and 0.64 oz/t, respectively, while the planned head grades of Zn decrease steadily after 2020. Head grades towards the end of the LOM are anticipated to decrease, particularly those of Zn. Forecast recoveries and concentrate grades are initially in line with those of recent years, and then predicted to fall as head grades decrease.

Cerro Lindo concentrate products are considered to be clean, contain low concentrations of deleterious penalty elements, and are of a relatively high quality that is consistently in excess of minimum specifications with little variability. The average concentrate grades over the last three years are 58.74% (Zn), 64.38% (Pb) and 26.18% (Cu).

Cerro Lindo polymetallic circuit, metallurgical performance (2017 - 2019)

	Unit	Item	2017	2018	2019
Production	tonnes		7,297,624	6,914,653	6,799,747

Mill Head Grade	g/t	Ag	21.55	21.60	21.60
	%	Cu	0.69	0.64	0.64
	%	Pb	0.27	0.25	0.25
	%	Zn	2.33	2.07	2.05

Cu Concentrate	%	Cu Recovery	86.10	86.72	86.78
	%	Cu Grade	26.15	26.32	26.06
	oz/t	Ag Grade	12.47	13.70	13.02
	%	Ag Recovery (to Cu)	41.63	42.59	40.38

Pb Concentrate	%	Pb Recovery	76.03	73.80	73.29
	%	Pb Grade	65.10	64.03	64.01
	oz/t	Ag Grade	64.45	67.61	71.48
	%	Ag Recovery (to Pb)	30.06	28.84	29.42

Zn Concentrate	%	Zn Recovery	91.54	90.92	90.51
	%	Zn Grade	58.99	58.98	58.25

Mineral Resource Estimate

The mineral resource estimate dated December 31, 2019 is reported using the 2014 CIM Definition Standards. It was completed using Datamine Studio RM, Leapfrog Geo, and Isatis software. Wireframes for geology and mineralization were constructed in Leapfrog Geo based on geology sections, assay results, lithological information, underground mapping, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using ordinary kriging (OK) and inverse distance cubed (ID3) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. The mineral resource estimate was reported within resource shapes generated in Deswik Stope Optimizer software, satisfying continuity criteria, and using a net smelter return (NSR) cut-off value of US$32.91/t on a block basis.

Mineral Reserve Estimate

The mineral reserves estimate dated December 31, 2019 is reported using the 2014 CIM Definition Standards and is based on costs and modifying factors from the Cerro Lindo mine. Mining methods include SLS for the majority of the mineral reserves, and some sill pillar recovery using C&F methods. Mineral reserves are reported inclusive of recovery losses and dilution. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating cost. Metal prices used for mineral reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Mining Operations

Mining Methods

Cerro Lindo has been operating since July 2007, recently at rates exceeding 7Mtpy. The mine is mechanized, using rubber-tired equipment for all development and production operations. Mining is carried out in eight separate orebodies, using large longhole stoping methods, in a primary/secondary/tertiary sequence. Stopes are backfilled with a low-cement content paste fill made from flotation tailings.

The highest operating level is the 1,970m level, the lowest operating level is the 1,580m level, and the ultimate bottom level is planned to be the 1,490m level. Mine access is through 15 portals servicing adits, drifts, and declines. The majority of the ore is delivered to grizzlies on the 1830 m level which serve a crusher installed on the 1820 m level. Crushed ore is delivered to the surface stockpile via inclined conveyor through a portal at the 1,940m level. From the surface stockpile, ore is delivered to the concentrator via a system of inclined overland conveyors.

The Cerro Lindo mine does not produce any significant quantities of water and exploration drilling to date has not intersected any water-bearing structures that could introduce major inflows into the mine.

Processing and Recovery Operations

The Cerro Lindo processing plant is located on a ridge adjacent to the mine and is at an altitude of 2,100 MASL to 2,200 MASL. The plant commenced operations in 2007 with a processing capacity of 5,000tpd, however, has since been expanded to a name-plate capacity of 20,800tpd. Processing consists of conventional crushing, grinding, and flotation to produce separate copper, lead, and zinc concentrates. The tailings are thickened and filtered for use as backfill or trucked to the dry-stack tailings storage facility.

Filtered lead, copper and zinc concentrates are transported by road to the Port of Callao for sale in the case of lead and copper concentrates, and to Nexa Cajamarquilla’s zinc refinery for the treatment of zinc concentrate.

Final tails consist of zinc scavenger tails. The tails are directed to the tails thickener. The thickened underflow is divided, with a portion of it going to the paste-backfill plant, and the remainder going to the dry-stack tailings filtration plant. The split ratio between tailings to paste-backfill and dry-stack tailings is approximately 55:45.

Water is supplied from a desalination plant located at the coast, with a production capacity of 60 L/s, and is pumped 60 km to the mine site. This is sufficient to supply the requirements for make-up water and potable water (treated at the mine site). Most of the processed water required is recovered from tailings thickening and filtration and is returned to the three 3,600 m3 water storage tanks. Approximately 90% of total tailings water is recovered and recycled to the plant as process water.

Cerro Lindo Simplified Overall Process Material Flow Diagram

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

All key infrastructure required for mining and processing operations is constructed. This includes the underground mine, access roads, powerlines, water pipelines, desalination plant, offices and warehouses, accommodations, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plant, and the dry-stack tailings storage facilities.

Access to the mine site is via paved highway to Chincha (180 km from Lima), followed by a 60 km unpaved road. The unpaved road covers a significant gain in elevation and has a number of narrow sections that restrict speeds for heavy haulage. Nexa maintains rest stops at wide areas and enforces safe speed limits on employees and contractors.

Electrical power is provided to the Cerro Lindo mine via the national grid. Two 220 kV transmission lines supply power from the substation. Secondary substations on site transform the voltage to 10 kV for distribution and 480 V to 120 V for use. The site’s power demand is approximately 37 MW, consisting of: mine – 7 MW, desalination and water supply – 4 MW, plant – 25 MW and camp and offices – 0.5 MW.

There is no fresh water withdrawal from natural water bodies at the Cerro Lindo mine site, and the mine obtains very little water from the underground mine workings. Approximately 40% of total demand is extracted from five local groundwater wells/boreholes. The remaining 60% of industrial fresh water is supplied from a desalination plant located on the coast. The pumping system from the desalination plant is divided into three stages to transport the water approximately 45 km to an elevation of 2,200 m. Three pump stations are located along the six-inch pipeline route from the desalination plant to the mine site.

Service water is primarily used underground for drilling water, cooling, dust control, and concrete/shotcrete service. Service water is provided from a central plant-wide source and distributed underground via a system of pipelines to all working areas. Service water is collected and pumped to the surface where it is treated for re-use.

The following figure is a site layout plan.

Site Layout Plan

Environmental, Permitting and Social Considerations

The most recent modification of the Environmental Impact Assessment was approved by the Peruvian authorities in 2018 (“2018 EIA”)_to grant authorization for a maximum production rate of 22,500 tpd. Cerro Lindo has an EMP, which addresses mitigation measures and monitoring programs for industrial and domestic effluent discharges, surface water quality and sediment, groundwater quality, surface flow, air quality (particulate matter and gas emissions), non ionizing radiation, noise, vibrations, soil quality, terrestrial and aquatic flora, and terrestrial and aquatic fauna. The most recent update of the environment plan was presented in the 2018 EIA.

Tailings from the process plant are thickened and then further dewatered in either the paste plant to be deposited underground, or to the filter plant to the south of the processing plant to be filtered and subsequently placed in two dry-stack storage facilities, Pahuaypite 1 and Pahuaypite 2. As much as 90% of the process water from dewatered tailings is recycled with industrial fresh water being supplied from a desalination plant at the coast to meet site and process water make-up requirements. The mine site operates with a zero-water discharge commitment.

A formal Mine Closure Plan was prepared in 2009 for the mine components within the context of the Peruvian legislation and has subsequently been amended or updated four times. The Mine Closure Plan addresses temporary, progressive and final closure actions, and post-closure inspection and monitoring.

Nexa adheres to international standards to provide best practices for public reporting on economic, environmental, and social impacts in order to help Nexa and its shareholders and stakeholders understand their corporate contribution to sustainable development. Corporately, Nexa has made several commitments to improve community health and safety as well as the overall well-being of community members.

Cerro Lindo complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for underground mine operations, TSFs, waste rock dumps, process plant, water usage and effluents discharge. Cerro Lindo maintains an up to date record of the legal permits obtained to date, documenting the validity period, renewal date (if applicable), and status (current, canceled or superseded).

Nexa uses an ISO 14001 compliant environmental management system at Cerro Lindo to support environmental management, monitoring and compliance with applicable regulatory requirements during operation.

El Porvenir

The most recent NI 43-101 technical report with respect to El Porvenir is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators for El Porvenir Mine, Peru” with an effective date of June 30, 2017 (the “El Porvenir Technical Report”) prepared by SRK Consulting (Peru) S.A. (“SRK”) and in particular: Fernando Saez, MAIG, Angel Mondragon, MAusIMM, CP(Min), Antonio Samaniego, FIMMM, Daniel Sepulveda, P.Eng, Neil Winkelmann, FAusIMM, and James Gilbertson, CGeol. The El Porvenir Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to El Porvenir is based on information presented in the El Porvenir Technical Report. The mineral resources and mineral reserves for the El Porvenir mine have been estimated by Nexa as of December 31, 2019. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee. José Antonio Lopes and Thiago N. Teixeira have also reviewed and approved certain information set out herein that has been updated since the date of the El Porvenir Technical Report.

Project Description, Location and Access

Project Setting

The El Porvenir project is located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at an approximate elevation of 4,200 meters above sea level. The mine is situated at kilometer 340 of the Carretera Central Highway (Lima—Huánuco route), 13 km from the city of Cerro de Pasco. Geographically, the mine is located in the zone of the Central Cordillera which contains the communities of Parán, Lacsanga and Santo Domingo de Apache.

Site Location Plan

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The El Porvenir mine is owned by Milpo Andina Peru, S.A.C., a subsidiary of Nexa Peru in which Nexa Peru has a 99.99% equity interest. The El Porvenir mine has a total of 25 concessions covering approximately 4,846.77 hectares, as well as a beneficiation plant “Acumulacion Aquiles 101”. With respect to the surface property at the El Porvenir project, there is a mining site of 450.8 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

El Porvenir Mineral Rights

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. In 1953, a gravity separation plant was built with a capacity of 54,000t/month of minerals with an average grade of 160 g/t of silver, 4.3% of lead and 6.5% of zinc, which was expanded successively until 1978. In 1979, the construction of the flotation plant was completed, capable of processing 1,800 tpd, with the ability to increase capacity to 2,700 tpd. The flotation plant includes electronically controlled material transport/elevation, crushing circuits, and ore concentrator systems. In 1997, a new mineralization zone was discovered. In 1999, production increased to 3,000tpd. In 2012, production was further increased to 5,600tpd.

Thus far, three stages of integration, including administration, tailings disposal and energy supply to operations have been completed. Integration and optimization of El Porvenir and Atacocha mines' ore streams to the process plants is currently being evaluated for strategic and financial benefits.

Mine Production from El Porvenir (2017 - 2019)

	Unit	2017	2018	2019
Tonnage	Mt	1.83	2.15	2.12
Zn Grade	%	2.86	3.04	2.92
Cu Grade	%	0.13	0.15	0.15
Pb Grade	%	1.04	0.98	1.01
Ag Grade	oz/t	2.05	1.92	2.08
Ag Grade	g/t	63.61	59.68	64.64

Geological Setting, Mineralization and Deposit Types

El Porvenir is located in the Pasco region of the Western Cordillera of the Andes mountain range in central Peru, within the Eocene-Miocene Polymetallic Belt, and Miocene Au-Ag Epithermal. The Pasco region is a prolific mineral district with mines that have been in operation for many years, at least two of them for over 100 years (El Brocal and Cerro de Pasco).

El Porvenir is a typical skarn deposit. The mineralization occurs within the contact of the upper Triassic limestone (i.e Exoskarn) and the granodioritic-dacitic intrusive rocks (i.e. Endoskarn). There are also recognized veins and replacement manto type, minor disseminated mineralization may occur within the intrusive units. West of the Milpo-Atacocha fault within the Goyllarisquizga Group, mineralization is characterized as veins and disseminations.

Four groups of vein/mineralized structures are reported. Structurally controlled veins are sub-vertical up to 150 m long, with a vertical extent of 350 m. Economic mineralogy comprises of mostly galena, sphalerite, and tetrahedrite, as well as variable and lesser pyrite, quartz, and rhodochrosite.

Regional Geology of the El Porvenir Area

Exploration

Exploration and development work on and around the El Porvenir project has been conducted since 1949. The majority of exploration is generally conducted simultaneously with underground development, which involves diamond core drilling and channel sampling following underground drifting.

Exploration Potential in the Mine Area

Drilling

In 2019, the exploration program at El Porvenir was directed towards increasing mineral resources, drilling the high-altitude zones of the mine (at the 3,700 meter level) and looking for new mineralized zones. The exploration program identified zinc, lead, copper, silver, and gold mineralization along the strike, based on the underground drilling program in the targets Sara, Don Lucho, Angélica, Éxito and Integración Sur, which are open for expansion.

Approximately US$5.1 million was spent by Nexa in 2019 on the El Porvenir brownfield project, including on exploration project maintenance and geological activities. As of December 31, 2019, Nexa has drilled 152 drill holes totaling 47.8 km at El Porvenir. The budget for 2020 is US$2.7 million with a drilling expectation of 20.0 km.

Sampling, Analysis and Data Verification

Sampling was done by Nexa geology staff stationed at El Porvenir. The samples are collected from drillholes and channels. The laboratories where samples of core and channels were delivered to are Inspectorate Porvenir Lima/Mina and SGS Lima. Testing protocols between these laboratories differ in their detection limit and assaying methodology. Nexa operates its own in-house test laboratory, Laboratory Inspectorate Mina El Porvenir, which began its operations in mid-2012. At Inspectorate laboratory, samples were prepared using standard rock preparation protocols. Prepared samples were assayed generally for a suite of five elements, Ag, Au, Cu, Zn, Pb and Fe using aqua regia digestion and atomic absorption spectroscopy (AAS-GEO).

The El Porvenir project has implemented a QA/QC program which complies with current industry best practices and involves establishing appropriate procedures and the routine insertion of certified reference materials (or CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is made to assess the reliability of sample assay data and the confidence in the data used for the estimation. QC samples have been inserted into the sample stream since 2014. Mina El Porvenir routinely inserts certified standards, blanks, field, preparation (coarse reject) and pulp (laboratory) duplicates to the Inspectorate laboratory that operates at the mine site. The Inspectorate laboratory has been the primary laboratory for assaying core drill and channel samples since the middle of 2012, with the results of the inserted QC samples detailed below. Prior to this the samples were sent to SGS. The database only included control samples from 2014 until present; before 2014, the samples were only assayed for grade and no control samples were included in the batches.

Mineral Processing and Metallurgical Testing

Zinc concentrate production has decreased in 2019, compared with 2018 production due to a decrease in plant throughput and zinc head grade. Quality of zinc concentrate has remained within typical commercial levels with zinc average grade of 49.73% in 2019.

Lead concentrate production has increased in 2019, compared with 2019 production due to an increase in plant throughput and head grade. Quality of lead concentrate has remained with lead grade consistently above 50% with an average grade of 51.23% in 2019. Silver recovery to lead concentrate has increased from 57.84% in 2018 to 58.77% in 2019.

Copper concentrate production has decreased in 2019, compared with 2018, due to lower ore treated and copper recovery. The quality of copper concentrate has remained almost the same grade compared with 2018. In 2019, the concentrate had an average copper grade of 21.29%. Silver recovery in copper concentrate has increased from 3.70% in 2018 to 4.12% in 2019.

El Porvenir Polymetallic Circuit, Metallurgical Performance (2017 - 2019)

	Unit	Item	2017	2018	2019
Production	tonnes		1,834,511	2,149,927	2,120,765

Mill Head Grade	g/t	Ag	63.61	59.68	64.64
	%	Cu	0.13	0.15	0.15
	%	Pb	1.04	0.98	1.01
	%	Zn	2.86	3.04	2.92

Cu Concentrate	%	Cu Recovery	23.13	17.99	14.66
	%	Cu Grade	20.04	20.99	21.29
	oz/t	Ag Grade	85.39	55.43	81.49
	%	Ag Recovery (to Cu)	6.56	3.70	4.12

Pb Concentrate	%	Pb recovery	77.49	79.13	78.98
	%	Pb Grade	51.58	52.56	51.23
	oz/t	Ag Grade	74.76	75.30	78.41
	%	Ag Recovery (to Pb)	57.73	57.84	58.77

Zn Concentrate	%	Zn Recovery	87.92	88.72	88.21
	%	Zn Grade	49.93	50.21	49.73

Mineral Resource Estimate

The mineral resource estimate dated December 31, 2019 is reported using the 2014 CIM Definition Standards and it was completed by Nexa personnel using Datamine Studio RM, Leapfrog Geo, Supervisor and Deswik softwares. The El Porvenir underground mineral resource estimate was performed for all mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation. High zinc, lead, copper, and silver two metre composite grades were capped. A sub-blocked model with a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m with parent blocks measuring 4 m by 4 m by 4 m for the mineralization wireframes was generated. Blocks were interpolated for zinc, lead, copper, and silver using ordinary kriging (OK) and inverse distance cubed (ID3), and a three-pass search strategy. Blocks estimates were validated using industry standard validation techniques. Blocks were classified as measured, indicated, and inferred based on number of holes and distances determined by variogram ranges, and conform to the 2014 CIM Definition Standards. Mineral resources at El Porvenir underground are reported within resource stopes generated in Deswik Stope Optimizer software, satisfying minimum mining size, NSR cut-off values of US$56.15/t for resource stopes, and continuity criteria.

Mineral Reserve Estimate

The El Porvenir underground mine mineral reserve estimate dated December 31, 2019 is reported using the 2014 CIM Definition Standards. The mineral reserve estimate was prepared using Deswik Stope Optimizer, mine design and scheduling software. Mining methods used are C&F mining using unconsolidated rock fill and hydraulic backfill and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery, and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining, and sales charges. Production stope shapes for C&F and SLS mining methods use only measured and indicated mineral resources, satisfy a minimum mining widths of 5m and 4m respectively, and an NSR cut-off values of US$56.15/t for C&F and US$48.38/t for SLS mining methods. Mineral reserves were estimated as measured and indicated mineral resources contained within stope shapes and development design, and are reported inclusive of extraction losses and dilution.

Mining Operations

Mining Methods

El Porvenir is mined using overhand C&F and SLS mining methods. The C&F mining method has the main following characteristics; access to stopes through ramps, sub-levels and rising crosscuts; horizontal drilling (Breasting); sub-levels spaced vertically 20m and located at 60m distance from mineralized zone; cuts of 5m of height; use of raising crosscuts to access cuts in ascending direction; and use of detritic and hydraulic backfill. Following successful trials in 2018, El Porvenir will incorporate the SLS mining method into the LOM plan, representing 30% of ore production by tonnes. The SLS mining method has demonstrated increased productivities and reduced unit costs as compared to the C&F mining method. SLS stopes are located a minimum of 40 m from infrastructure, are 20 m high, 30 m long and have a minimum mining width of 4 m. Production is achieved by vertical blastholes, and backfilled using unconsolidated waste fill.

Processing and Recovery Operations

El Porvenir operates a conventional processing plant with 6,500tonnes/day nominal capacity of ore feed that is currently operating at approximately 5,900tonnes/day. El Porvenir uses a conventional multi-stage crushing pant, grinding plant, and multi-stage differential flotation plant to produce three commercial quality concentrates: zinc concentrate, lead concentrate, and copper concentrate. Zinc concentrate accounts for the largest production from El Porvenir at approximately 75.8% of the total tonnage, lead concentrate accounts for approximately 22.7% of the tonnage, and copper concentrate for the remaining 1.5% approximately. Final flotation tails are subject to classification using hydrocyclone. The hydrocyclone’s coarse fraction represents approximately 40% to 60%, which is used for underground backfill. The hydrocyclone’s overflow is sent to a conventional tailing storage facility.

Process Flowchart

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The El Porvenir project site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities; maintenance buildings for underground and surface equipment. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, power generating hydroelectric, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

During the LOM, a combination of transportation methods, including road access, aircraft via Huánuco, and rail to Cerro de Pasco, will be used to supply the El Porvenir project.

The electrical power supply for the project comes from 2 sources: connection to the SEIN national power grid by a main substation 50⁄13.8kV, located near the site, and Candelaria Hydro, that consists of 3 turbines (500KVA, 1,200KVA and 3.5MVA), connected to the project through the main substation by a 4.6km 50kV transmission line. The installed initial generating capacity of Candelaria is 4,660kV. All other loads of the project are fed at 13.8kV from the main substation through overhead power lines. These power lines are used to deliver power to various locations to support activities during operation of the mine.

Site roads include main roads suitable for use by mining trucks that transport concentrates to Lima and service roads for use by smaller vehicles. The site roads are for use by authorized mine personnel and equipment, with access controlled by Milpo. Approximately a 15 to 20 km network of service roads has been built providing access to underground mine, processing plant, tailings facility, waste rock stockpile, mine offices, workshops, mine camps and other surface infrastructure. They are approximately 6 m wide and designed for two-way 15m3 truck traffic and maintenance road equipment.

Environmental, Permitting and Social Considerations

Since 1993, the Ministry of Energy and Mines of Peru has been in charge of the approval of the Environmental Management and Adjustment Program (or PAMA), and subsequently of the following Environmental Management Instruments (or IGA) which include EIA, Mine Closure Plans, Liabilities Closure Plans, Supporting Technical Reports (or ITS), among others. Since December 28th, 2015, these functions have been transferred to the National Environmental Certification Service for Sustainable Investments, a specialized public organization, responsible for the reviewing and approving of the Environmental Management Instruments as to the Law on the National Environmental Impact Assessment System and its regulatory standards. The Environmental and Social Management System (or ESMS) for El Porvenir is a dynamic and continuous process, initiated and supported by its management, involving engagement between the company, its workers, local communities and stakeholders. The ESMS uses a methodological approach to managing environmental and social risks and impacts in a structured and ongoing way.

Nexa, in coordination with local, regional and national government agencies as appropriate, conducts a process of environmental and social assessment, and establishes and maintains an ESMS appropriate to the nature and scale of the project and proportionate with the level of its environmental and social risks and impacts. The ESMS incorporates the following: policy; identification of risks and impacts; management programs; organizational capacity and competency; emergency preparedness and response; stakeholder engagement; and monitoring and review.

Nexa’s ESMS policy considers the prevention, minimization, mitigation and control of environmental impacts, occupational safety and health risks. The policy ensures that all workers receive a fair remuneration in accordance with their work, as well as decent working conditions, and a work environment conducive and oriented to their professional and personal development. The ESMS policy covers social impacts by developing activities in favor of the well-being of the people living in the surroundings of the operations, respecting their culture and traditions. Nexa’s practices are based on an Environmental Management System (or EMS) which makes it possible to identify critical environmental risks (or CERs) in the operations. The CER audit matrix includes the evaluation of legal requirement audit results, monitoring of activities and of environmental incidents.

A closure plan for El Porvenir has been developed at feasibility level for all its components within the context of Peruvian legislation, which is periodically updated over the LOM. The closure plan addresses current, interim, and final closure actions, and post-closure inspection and monitoring. Two years before final closure, a detailed version of the mine closure plan will have to be prepared and submitted to the Peruvian Ministry of Energy and Mines for review and approval. Ownership of the hydroelectric scheme La Candelaria and transmission lines are expected to revert at the end of mine life to Hidrandina. The closure plan therefore concentrates on the decommissioning and closure of primary elements of infrastructure at the El Porvenir mine and mineral processing operations sites and camp. The overall goal for mine decommissioning and closure will be to return the land to a physically, biologically, and chemically stable and ecologically functional condition that approximates baseline conditions. Concurrent closure options will be sought, wherever possible in the construction and operational phases of mine life, in an effort to minimize the potential for subsidence and erosion damage, to enhance biodiversity and the restoration of natural habitats.

Nexa has Conventions with seven neighbouring communities: La Candelaria, La Quinua, Santa Rosa de Pitic, San Miguel, San Juan de Yanacachi, San Fransisco de Asis de Yarusyacán, Quichas. All Conventions concern or address a specific and immediate problem that arose during the development of the mining operation in the area (particularly land use change). This led to the need to compensate local residents and/or landowning communities for any damage to their land and/or the Company’s request to use such land to carry out its activities. In this context, Milpo complied with the commitments assumed, evidenced by the signed minutes reflecting the fulfillment of such commitments. Nexa prepares a Community Relations Plan (or CRP) every year and aims to work in an environment of mutual respect, transparency and collaboration with the local population which contributes to Nexa’s objectives and short and medium term local development.

Atacocha

The most recent NI 43-101 technical report with respect to Atacocha is the technical report titled “Technical Report on The Atacocha Mine, Pasco Province, Central Peru” dated March 22, 2019 (the “Atacocha Technical Report”) prepared by RPA and in particular: Scott Ladd, P.Eng., Rosmery Cardenas, P.Eng., Avakash Patel, P.Eng. and Luis Vasquez, M.Sc., P.Eng. The Atacocha Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Atacocha is based on information presented in the Atacocha Technical Report. The mineral resources and mineral reserves for the Atacocha mine have been estimated by Nexa as of December 31, 2019. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee. José Antonio Lopes and Thiago N. Teixeira have also reviewed and approved certain information set out herein that has been updated since the date of the Atacocha Technical Report.

Project Description, Location and Access

Project Setting

The Atacocha property is located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at an approximate elevation of 3,600 meters above sea level. The mine is situated at kilometer 324 of the Carretera Central Highway (Lima—Huánuco route), 16km from the city of Cerro de Pasco. The processing plant is located near the Huallaga River valley. Cerro de Pasco and Huánuco cities are connected to the mine area by a paved road with heavy traffic. Atacocha has mine camps near the plant. The light equipment fuel, maintenance and storage facilities are located on site. Basic supplies are available in the city of Chicrin, and most major items and equipment are provided from Lima.

Project Setting

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Atacocha mine is owned by Nexa Resources Atacocha S.A.A. (“Nexa Resources Atacocha”), which is controlled by Nexa Peru. The Atacocha mine has a total of 147 concessions covering approximately 2,872.51 hectares, as well as a beneficiation plant, “Chicrin No 2”. With respect to the surface property at the Atacocha project, there is a mining site of 1,343 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located. There are royalties payable in respect of mining operations at the Atacocha project for the mining concessions held by Nexa Resources Atacocha.

Land Tenure Map of Atacocha

History

The Atacocha mining unit began operating in the first decade of the 20th century with a production of lead, silver, zinc and copper ores. In 1925 J.H. Fleming, H Rally, J.D. Torbert, T.N. Brown and Carlos Gomez Sanchez established the Pucayacu Mining Company that exploited Atacocha until the company was liquidated after Mr. Fleming’s death. The property was declared abandonded. Subsequently, the “Casa Gallo Hermanos” enterprise claimed the Atacocha mines, and began working the property in 1928. In 1935, Francisco Jose Gallo Diez, with the collaboration of Eulogio E. Fernandini, German Aguirre and Gino Salocchi, established Atacocha S.A. On February 8, 1936, Compañía Minera Atacocha S.A.A. was established to develop exploration and exploitation of mining sites, to produce lead, zinc and copper concentrates. Atacocha reserves were approximately 85,000mt in 1937.

In the first year of operations, the activities focused on levelling and widening of the San Ramon tunnel at Level 4,000 to prepare it to be used as a mine extraction level. The exploitation work developed in veins from Level 4,000 verified that these veins represented the limits of a unique mineralized body. In the next two years (1938), the “Marcopampa” hydroelectric central and the Concentrate Plant No 1 in Chicrín were completed. In 1952, the construction of Level 3,600, with a length of 2,700m was completed, which allowed a new main level of access and transportation to underground work, while facilitating the extraction and transportation of the minerals to the new concentrate plant No. 2 located also in Chicrín. In 1953, the Chaprín Hydroelectric Plant began operating.

The operation is currently mining ore from both the Atacocha underground mine and the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant.

Thus far, three stages of integration, including administration, tailings disposal and energy supply to operations have been completed. Integration and optimization of El Porvenir and Atacocha mines' ore streams to the process plants is currently being evaluated for strategic and financial benefits.

Mine Production from Atacocha (2017 - 2019)

	Unit	2017	2018	2019
Tonnage	Mt	1.51	1.55	1.51
Zn Grade	%	1.43	1.43	1.43
Cu Grade	%	0.09	0.10	0.08
Pb Grade	%	1.22	1.18	1.30
Ag Grade	oz/t	1.43	1.42	1.52
Ag Grade	g/t	44.52	44.04	47.42
Au Grade	oz/t	0.02	0.02	0.01
Au Grade	g/t	0.60	0.47	0.38

Geological Setting, Mineralization and Deposit Types

The Atacocha property is situated in the Pasco region of the Western Cordillera of the Andes mountain range in central Perú, within the Eocene-Miocene Polymetallic, and Miocene Au-Ag Epithermal Belts. The Pasco region is a prolific mineral district. The oldest known mine in the region is the Polymetallic Cerro de Pasco Mine that has been in production for more than 100 years, which is located 15 km SW of our El Porvenir mine, and was operated by Cerro de Pasco Copper Corporation, Centromin Peru and the last 15 years, by Volcan Mining Company. This deposit is an overprint of High Sulfidation System (Cu-Ag-Au) and Intermediate Sulfidation System (Polymetallic rich). The Colquijirca mine is located 12 km south of Cerro de Pasco. It has been mined for 90 years by Compañía Minera El Brocal SA. The geology varies from a Dome center that hosts precious metals of high sulfidation system (Marcapunta) and intermediate sulfidation limestone replacement polymetallic mineralization at the edges to the north (Tinyahuarco) and south (San Gregorio).There are many other polymetallic mines in the region such as Atacocha and Vinchos to the north; Chungar, and Huaron to the south; and a High Sulfidation mine such as Quicay that is associated to a hidden Cu-Mo porphyry deposit located 15 km west from Cerro de Pasco. Also, there are many exploration projects at different stages of development such as Shalipayco (Zn-Pb-Ag), Ayahuilca (Zn-Pb-Ag), Alpamarca (Zn-Pb-Ag-Cu-Au), Cero Auqui (Zn-Pb-Ag), Optimismo (Zn-Pb-Ag) and Patacancha (Zn-Pb-Ag-Cu-Au).

Within the property area the stratigraphic units of primary interest are the Chambará Aramachay and Condorsinga formations, as well as other undifferentiated limestone units of the Pucará Group, the Goyllarisquizga formation, and stratigraphically overlying basalt layers. Intrusive rocks within the property are variably porphyritic dacite to quartz diorite with hornblende and biotite phenocrysts. Dacitic dikes are sub-divided into 2 units: porphyritic with feldspar phenocrysts and little quartz restricted to the groundmass; and porphyritic with abundant quartz phenocrysts, with minor biotite and hornblende. These dacitic dikes generally trend north-south, and are observed in 3 areas: Santa Bárbara/central, south along/parallel to the Atacocha Fault, and south of Section 3. The intrusive suite is part of the Milpo-Atacocha-Vinchos, age dated to 29-26 Ma. The Santa Bárbara and San Gerardo stocks are two principal intrusive units within the property.

At Atacocha, mineralization is characterized as either a skarn-, replacement- or hydrothermal vein/breccia-style mineralization. Skarn-related mineralization generally spatially associated with either the Santa Barbara stock or San Gerardo stock is paragenetically earlier, followed by the hydrothermal mineralization. Garnet-skarn related mineralization is associated with Zn, Pb, Ag, and Bi occurring within the Pucara Group sediments around the Santa Bárbara stock. Replacement-style mineralization as well as low-temperature hydrothermal veins and polymitic breccias comprising a Ag, Pb, Zn mineral assemblage, occurs between the San Gerardo stock and Fault (or Falla) 1, which are also characterized by Mn-skarn, and silica-sericite-halloysite alteration.

Skarn-related mineralization is characterized by pyrite, chalcopyrite, sphalerite, galena, with lesser bismuthinite and a variety of sulfosalts (Bi-bearing) and pyrrhotite, bornite, and covellite at lower elevation. Molybdenite may occur proximal to the skarn-related mineralization. Elevated Bi and Au are reported to be associated with skarn-related mineralization. Veins and veinlets with pyrite, chalcopyrite, sphalerite, galena, with quartz and carbonate occur within marble units, and are spatially associated with skarn bodies. Replacement bodies comprising of pyrite, sphalerite, galena, chalcopyrite, and possibly other fine undistinguished sulfides occur within garnet-skarn, marble, and silicified zones. Breccias have been grouped in to either Ag-Pb-Zn hydrothermal breccias or siliceous breccias based on their mineralogical assemblages, and textural characteristics.

Three types of mineral deposits are recognized at Atacocha, described as either: Skarn (Exo and Endo Skarn); Replacement (Lithological and structurally controlled); or Hydrothermal veins (and collapse breccias).

Exploration

Nexa Peru has been conducting exploration and development work at Atacocha since 1949. Most exploration is generally conducted simultaneously with underground development, which involves diamond core drilling, and channel sampling following underground drifting. Prior to 1997, minor and sporadic drilling was completed; and no channel sampling is documented before 2001. Systematic underground geological mapping is completed at scale of either 1:500 or 1:250, following underground development on all levels and sub-levels. A total of 29 underground levels have been developed at Atacocha, with additional development on sub-levels. Geological mapping is completed by the mine/ production geologists drawn on paper in the field, and subsequently digitized with the help of a modelling assistant. The geological level plan maps are updated and incorporated in a 3D geological model daily to aid future exploration and mine development planning. See also “—Atacocha—History”.

In 2019, the exploration program at Atacocha was focused on increasing mineral resources in the high and low-altitude zones of the mine (at the 3,300 level) and finding new mineralized zones. The drilling program identified zinc, lead, copper, silver, and gold mineralization along the strike of San Gerardo underground extension, Veta 27, Ingrid, OV 19, Anita and Integration targets, which are open for expansion.

Drilling

Approximately US$4.4 million was spent by Nexa in 2019 on the Atacocha brownfield project, including exploration project maintenance and geological activities. As of December 31, 2019, Nexa has drilled 119 drill holes totaling 40.3 km at Atacocha. The budget for 2020 is US$2.7 million with drilling expectation of 20.0 km.

Drilling and channel sampling is conducted in a professional manner and is suitable for consideration in a mineral resource estimate. The overall density and design of these samples are also considered suitable for the reporting of mineral resources.

Sampling, Analysis and Data Verification

Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place.

The samples from core and channels are sent to several independent laboratories including Inspectorate (at the mine site and Lima), SGS (Lima), ALS (Lima) and Certimin (Lima). Testing protocols among these laboratories differ in their detection limit and methods applied. The Atacocha mine has a contract with Inspectorate, which began its operations mid-2011 and with ALS in mid-2017. The samples were collected from drill holes and channels. Samples were bagged and sent to Atacocha Inspectorate Laboratory for preparation and assay.

Since 2013, Nexa has used various laboratories such as ALS , Atacocha Mine, Shalipayco Project and Certimin, for the testing of density samples. Sampling was carried out by Milpo mine geologist staff at Atacocha. A total of 1,157 samples were collected from mineralized zones and a total of 2,002 samples were collected from waste rocks.

The Atacocha project has implemented a QA/QC program, which complies with current industry best practices and involves establishing appropriate procedures and the routine insertion of CRMs, blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is performed to assess the reliability of sample assay data and the confidence in the data used for the estimation. QC samples have been inserted into the drill core samples since 2014 and channel samples since 2012. Atacocha mine routinely sends certified standards, blanks, field, preparation (coarse reject) and laboratory (pulp) duplicates to the Atacocha Inspectorate laboratory. The Atacocha Inspectorate laboratory has been the primary laboratory for assaying drill core and channel samples since the middle of 2011 with the results of the inserted QC samples detailed below. The samples were sent to SGS from 2006 to 2008. Currently, when Atacocha laboratory is too busy, the samples are delivered to ALS, Certimin, Inspectorate Lima and Inspectorate El Porvenir laboratories.

Mineral Processing and Metallurgical Testing

Zinc concentrate production has decreased in 2019 compared with 2018 production, due to lower plant throughput. Quality of zinc concentrate has dropped compared with 2018 to an average grade of 48.98% of zinc in 2019.

Lead concentrate production has increased in 2019, compared with 2018 production due to head grade. Quality of lead concentrate has dropped to an average grade of 53.71% of lead in 2019. Silver recovery in the lead concentrate has increased from 73.62% in 2018 to 76.09% in 2019. Gold recovery to the lead concentrate has decreased from 63.6% in 2018 to 49.54% in 2019, and the gold content in the lead concentrate has decreased from 0.54 oz/t in 2018 to 0.30 oz/t in 2019.

Copper concentrate production has dropped in 2019, compared with 2018 production due to lower head grade and metallurgical recovery. Quality of copper concentrate has dropped compared with 2018. In 2019, the concentrate showed copper average grade of 18.53%. Silver recovery to copper concentrate has dropped from 3.49% in 2017 to 2.18% in 2018. Gold recovery to the copper concentrate remained low at 0.89%, and gold content in the copper concentrate has decreased from 0.39 oz/t in 2018 to 0.36 oz/t in 2019.

The following table shows a summary of last three years production from 2017 to 2019.

Atacocha Polymetallic Circuit Metallurgical Performance (2017 - 2019)

	Unit	Item	2017	2018	2019
Production	tonnes		1,506,826	1,551,472	1,505,428

Mill Head Grade	g/t	Ag	44.52	44.04	47.42
	g/t	Au	0.60	0.47	0.38
	%	Cu	0.09	0.10	0.08
	%	Pb	1.22	1.18	1.30
	%	Zn	1.43	1.43	1.43

Cu Concentrate	%	Cu Recovery	8.46	9.61	5.99
	%	Cu Grade	18.82	20.74	18.53
	oz/t	Ag Grade	85.16	108.25	109.66
	%	Ag Recovery (to Cu)	2.44	3.49	2.18
	oz/t	Au Grade	0.43	0.39	0.36
	%	Au Recovery (to Cu)	0.84	1.18	0.89

Pb Concentrate	%	Pb Recovery	86.69	85.25	84.00
	%	Pb Grade	55.77	55.32	53.71
	oz/t	Ag Grade	57.39	57.25	57.04
	%	Ag Recovery (to Pb)	76.13	73.62	76.09
	oz/t	Au Grade	0.69	0.54	0.30
	%	Au Recovery (to Cu)	64.30	63.56	49.54

Zn Concentrate	%	Zn Recovery	78.95	77.87	77.52
	%	Zn Grade	51.37	49.99	48.98

Nexa is in the process of developing geometallurgical models for the Atacocha underground and San Gerardo open pit mines. Test work include mineralogy, hardness testing (Bond ball mill work index and abrasion index), and flotation testing (variability tests, locked cycle tests, and grind size evaluation).

Mineral Resource Estimate

The mineral resource estimate dated December 31, 2019 is reported following the 2014 CIM Definition Standards and was completed by Nexa personnel using Leapfrog Geo, Datamine Studio RM, Supervisor and Deswik softwares. The Atacocha mine consists of the Atacocha underground mine and the San Gerardo open pit.

The Atacocha underground mineral resource estimates were performed for all mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation. High zinc, lead, copper, and silver two metre composite grades were capped. A sub-blocked model with a minimum sub-cell size of 0.5m by 0. m by 0.5m with parent blocks measuring 4m by 4m by 4m for the mineralization wireframes was generated. Blocks were interpolated for zinc, lead, copper, and silver using ordinary kriging (OK) and inverse distance cubed (ID3), and a three-pass search strategy. Bulk density values were estimated to vary from 3.14 g/cm3 to 3.83 g/cm3 in the mineralized domains, and the average density used for the wall rock zones was 2.80 g/cm3. Block model validation exercises included visual comparisons of the estimated block grades to the composite grades, the comparison of the average grade of the nearest neighbour (NN) estimate to the OK and ID3 average grades, and creation of swath plots. Blocks were classified as measured, indicated, and inferred based on number of holes and distances determined by variogram ranges, and conform to the 2014 CIM Definition Standards. Mineral resources at Atacocha underground are reported within resource stopes generated in Deswik Stope Optimizer software, satisfying minimum mining size, NSR cut-off values of US$71.13/t for resource stopes, and continuity criteria.

The mineral resource estimates for Atacocha open pit (San Gerardo) are based on 93 mineralization wireframes. Unsampled intervals within wireframes were assigned with detection limit values in the database prior to grade composite creation High zinc, lead, copper, silver and gold two metre composite grades were capped. A sub-blocked model with a minimum sub-cell size of 0.5 m by 0.5 m by 0.5 m with parent blocks measuring 4m by 4m by 6m for the mineralization wireframes was generated. Blocks were interpolated for zinc, lead, copper, silver, and gold using ordinary kriging (OK) and inverse distance cubed (ID3). A three-pass search strategy was developed by Nexa to estimate the grades for the blocks contained within the mineralized wireframes. Bulk density values vary from 2.63g/cm3 to 2.99g/cm3 in the mineralized domains, and average 2.62g/cm3 for the walk rock zones. The 0.5m by 0.5m by 0.5m were re-blocked into the final resource model, which has 4m by 4m by 6m blocks. The re-blocked grades were assigned based on tonnage weighting the original block grades and the geology and other codes were assigned based on majority rules. Block model validation exercises included visual comparisons of the estimated block grades to the composite grades, the comparison of the average grade of the NN estimate to the OK and ID3 average grades, and creation of swath plots. Blocks were classified as measured, indicated, and inferred based on number of holes and distances determined by variogram ranges. Blocks were classified as measured, indicated, and inferred based on number of holes and distances determined by variogram ranges, and conform to the 2014 CIM Definition Standards. Mineral resources at the Atacocha open pit (San Gerardo) are reported within a preliminary pit shell generated in NPV Scheduler software package from Datamine, at a reporting NSR cut-off value of US$17.97/t.

Mineral Reserve Estimate

The mineral reserve estimates for the San Gerardo open pit mine and the Atacocha underground mine dated December 31, 2019 were reported following the 2014 CIM Definition Standards.

The San Gerardo open pit mine mineral reserve estimate was prepared by Nexa personnel using Datamine NPV Scheduler and Deswik mine design and scheduling software. NSR values were calculated using mineral reserve metal prices, metallurgical recovery, and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining, and sales charges. The open pit mine design was based on a pit shell selected from a set of shells generated using only measured and indicated mineral resources.  Mineral reserves were estimated as the measured and indicated mineral resources contained within the open pit mine design at an NSR cut-off of US$17.97/t processed, and are reported inclusive of extraction losses and dilution.  Mineral reserves have an average bulk density of 2.75t/m3.

The Atacocha underground mine mineral reserve estimate was prepared using Deswik Stope Optimizer, mine design and scheduling software. Mining methods used are C&F mining using unconsolidated rock fill and hydraulic backfill and SLS using unconsolidated rock fill.  Mineral reserves are reported inclusive of recovery losses and dilution. NSR values were calculated using mineral reserve metal prices, metallurgical recovery, and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining, and sales charges. Production stope shapes for C&F and SLS mining methods use only measured and indicated mineral resources, satisfy a minimum mining width of 4m and an NSR cut-off value of US$71.13/t for C&F and US$61.99/t for SLS mining methods. Mineral reserves were estimated as measured and indicated mineral resources contained within stope shapes and development design, and are reported inclusive of extraction losses and dilution.

Mining Methods

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit. The Atacocha underground mine is mined by the overhand C&F and SLS mining methods. C&F stopes are 20m high consisting of 4m high cuts and a minimum mining width of 4 m. C&F stopes are located 55 m from the main ramps and accessed by stope access ramps with grades varying from -15% to +15%. Production is achieved by horizontal drill and blast, and backfilled using unconsolidated waste fill or hydraulic backfill. The SLS mining method has demonstrated increased productivities and reduced unit costs as compared to the C&F mining method. SLS stopes are located a minimum of 40m from infrastructure, are 20m high, 30m long and have a minimum mining width of 4m. Production is achieved by vertical blastholes, and backfilled using unconsolidated waste fill. Based on its site visit, RPA believes that the mining methods are adequately applied and performance and production numbers are also reasonable.

San Gerardo is an open pit operation located at the top of mineralized zone, and is mined by 6m high benches. Production rate is currently at 3,200tpd and is carried out inside the 8.8 hectares approved boundary. Environmental approvals completed in 2019 allow open pit production to stabilize at an average rate of 2,800tpd over the remaining mine life. Operations are carried out by contractor with a mining fleet that allows selectivity in the loading process.

Processing and Recovery Operations

The Atacocha concentrator processes ore from the Atacocha underground mine and the San Gerardo open pit mine. While production from the open pit ramped up from 2016 to 2017, ore from the underground mine has decreased, and in 2019 open pit ore made up approximately 65% of the Atacocha concentrator feed. The average daily processing rate is approximately 4,200t.

The Atacocha concentrator utilizes a conventional crushing, grinding, and sequential flotation scheme to produce lead, copper, and zinc concentrates. A flash-flotation step is included in the grinding circuit that recovers lead at a grade sufficiently high to report directly to the final lead concentrate. Lower copper head grades in recent years has resulted in only small quantities of copper concentrate being produced intermittently when copper head grades warrant its production. The majority of gold and silver report to the lead concentrate.

The zinc concentrate is transported to Nexa Cajamarquilla’s zinc refinery in Peru, while the copper and lead concentrates are sold to concentrate traders.

Atacocha Block Flow Diagram

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The Atacocha site includes both, an underground and open pit mine, historical tailings storage facilities, waste rock stockpiles, a beneficiation plant with associated laboratory and maintenance facilities; maintenance buildings for underground and surface equipment. Facilities and structures supporting operations include warehouses and laydown areas, offices, dry facilities, hydroelectric generating station, power lines and substation, fuel storage tanks, and accommodations camp. The site has well developed systems in place for water supply and distribution, including fresh water and fire suppression water, sewage collection and disposal, and communications. A network of site roads that are approximately six metres wide and total 15 km in length are used by authorized mine personnel and equipment, including ore and waste haul trucks, concentrate haul trucks, support and light duty vehicles to provide access to onsite infrastructure.

Waste rock from the San Gerardo Mine is disposed of in the Atacocha Waste Dump, which is adjacent to and downstream of the Atacocha TSF. Atacocha processing plant currently pumps tailings to the El Porvenir TSF, and both the Atacocha and El Porvenir TSFs have capacity for expansion to accommodate tailings production over the LOM.

The electrical power supply for the project comes from two sources: connection to the SEIN national power grid by a main substation 50⁄13.8kV, located near the site, and the Candelaria Hydro, which consists of 3 turbines (500KVA, 1,200KVA y and 3.5MVA) that is connected to the project through the main substation by a 4.6 km 50kV transmission line of 4.6 km. The installed initial generating capacity of Candelaria is 4,660kV. All other loads of the project are fed at 13.8kV from the main substation through overhead power lines. These power lines are used to deliver power to various locations to support activities during operation of the mine.

Environmental, Permitting and Social Considerations

Atacocha has met all applicable permitting requirements under Peruvian law. These permits include tailings dam and waste rock dump, mine, process plant as well as water usage and effluents.

At Atacocha, the Company promotes the implementation of high environmental standards, highlighting the principles of prevention, mitigation, and control of possible environmental impacts caused by its operations. There is a comprehensive Environmental Management Plan in place, which includes a complete monitoring program for physical and biological components. The Company’s practices are based on an Environmental Management System (EMS), which makes it possible to identify critical environmental risks (CERs) at the operations. The CER audit matrix includes the evaluation of legal requirement audit results, monitoring activities and environmental incidents.

A closure plan has been developed for Atacocha at feasibility level for all its components within the context of Peruvian legislation. This closure plan is periodically updated over the life of the mine. The closure plan addresses temporary, progressive and final closure actions, and post-closure inspection and monitoring. Two years before final closure, a detailed version of the mine closure plan will have to be prepared and submitted to the Peruvian Ministry of Energy and Mines for review and approval.

Nexa has developed a robust set of policies, protocols and operational procedures and practices that aim to address various aspects of its Social Responsibility with regards to its mining operations. Atacocha’s management system is based on an overarching corporate policy defining the environmental and social objectives and principles that will guide the operation to achieve sound environmental and social performance. At Atacocha, Nexa aims to work in an environment of mutual respect, transparency and collaboration with the local population, which contributes to the company’s objectives and short and medium term local development.

Vazante

The most recent NI 43-101 technical report with respect to Vazante is the technical report titled “Vazante Polymetallic Operations, Minas Gerais State, Brazil, NI 43-101 Technical Report on Operations” with an effective date of July 24, 2017 (the “Vazante Technical Report”) prepared by Amec Foster Wheeler and in particular: Bill Bagnell, P.Eng., Dr. Ted Eggleston, RM SME, Douglas Reid, P.Eng., Laurie Reemeyer, P.Eng., Dr. Martin Shepley, P.Eng., Dr. Peter Cepuritis, MAusIMM(CP), Juleen Brown, MAusIMM(CP), and Dr. Bing Wang, P.Eng. The Vazante Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Vazante is based on information presented in the Vazante Technical Report. The mineral resources and mineral reserves for the Vazante mine have been estimated by Nexa as of December 31, 2019 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. The qualified person for the mineral reserves estimate is Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee. José Antonio Lopes and Thiago N. Teixeira have also reviewed and approved certain information set out herein that has been updated since the date of the Vazante Technical Report.

Project Description, Location and Access

Project Setting

The Vazante operations are located about 7km from the municipality of Vazante, in Minas Gerais State. Access from Brasilia is via federal highway BR-040 toward Paracatu, thence south to the city of Guarda Mor on MG-188, and to the mine site using highway LMG-706. Concentrates are trucked about 250km to the Tres Marias smelter. The closest commercial airport is in Brasilia. The Vazante municipal airport for light aircraft is adjacent to the mine site. The project area has elevations ranging from 690 to 970 masl.

Project Access Plan

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

Nexa Recursos Minerais S.A. (“Nexa Brazil”) owns 100.0% of the Vazante project. Mineral concessions are divided into core tenements, where the known mineral deposits are located and mining operations are occurring, and the surrounding exploration concessions. The Company holds eight mining concessions in the core area that have a total area of approximately 2,091.10 hectares, which host the active mining operations. The Company also holds five exploration applications (approximately 1,383.94 hectares), 61 exploration authorizations (approximately 46,035.82 hectares), one mining concession (approximately 52.5 hectares) and one mining concession application (approximately 189.98 hectares). These total 47,662.24 hectares in addition to core tenements.

The Company holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Three easements have been granted in support of mining activities. There is sufficient suitable land available within the mineral tenure held by the Company for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

Vazante Mine Mineral Tenure

47°0'0"W
46°40'0"W
N
17°40'0"S
VAZANTE MINE
Vazante
18°0'0"S
Legend
Main Tenements
Regional Tenements
Lagamar
0
5
10 km

Brazilian companies that hold mining concessions are subject to a royalty payment known as Financial Compensation for the Exploitation of Mineral Resources (or CFEM), imposed by the National Mining Agency—ANM . Revenues from mining activities are subject to CFEM, based on the sales value of minerals, that pursuant to the Provisional Measure No 789/2017 will observe as of August 2017 the gross revenue from the sales of the minerals net of taxes levied on a the sales (as opposed to the former tax basis—the sales value of minerals, net of taxes and transportation and insurance expenses). When the produced minerals are used in its internal industrial processes, the amount of CFEM is determined based on deducting the costs incurred to produce them. In this regard, please note that as a result of the aforementioned Provisional Measure, as of January 2018 the amount of CFEM in this hypothesis is expected to be determined by a reference price of the respective mineral to be defined by the ANM. The rate of CFEM to be applied varies according to the mineral product (currently 2% for zinc, lead, copper, and silver). The Vazante mine is not subject to any royalties other than the CFEM and royalty payments to surface rights holders if mining occurs in their property equal to 50% of the related CFEM.

The Company holds six licenses for water usage for the operations. The Company has lodged renewal applications, where applicable, for the water licenses in use.

History

Exploration conducted in the Vazante mine area to date has included geological mapping, rock, pan concentrate, stream sediment and soil sampling, airborne and ground magnetic surveys, auger drilling, and core drilling.

Mineralization was initially exploited by artisanal miners during the 1950s. Mechanized open pit mining commenced in 1969, and underground mining in 1983. The current primary ore types mined are hydrothermal zinc silicates, largely willemite (Zn2SiO4). Initial mining operations exploited supergene calamine ores (a mixture of the zinc secondary minerals hemimorphite (Zn4(Si2O7)(OH)2•H2O) and smithsonite (ZnCO3) derived from the weathering of silicate ore.

Historical ore production and zinc grade figures are shown in the table below.

Production of Vazante (2017 - 2019)

	Unit	2017	2018	2019
Tonnage	Mt	1.32	1.37	1.41
Zn Grade	%	12.30	12.13	11.45
Pb Grade	%	0.34	0.34	0.31
Ag Grade	g/t	17.27	19.14	17.62

Geological Setting, Mineralization and Deposit Types

The Vazante and Extremo Norte mines are located in the Brasilia Fold Belt. The Vazante and Extremo Norte zinc deposits are epigenetic zinc silicate deposits, and Vazante is one of the largest deposits of its type worldwide. Mineralization is hosted within a sequence of pelitic carbonate rocks belonging to the Serra do Poço Verde Formation of the Vazante Group. The major structural control is the Vazante Fault.

Zinc silicate mineralization of the Vazante deposit is hosted in a tectonic—hydrothermal breccia zone found near the contact between the Lower Pamplona and Upper Morro do Pinheiro Members of the Serra do Poço Verde Formation. The Vazante trend is nearly 7 km long, has a variable thickness, and is currently known to extend to at least 400m depth below surface. Mineralization typically contains willemite, dolomite, siderite, quartz, hematite, zinc-rich chlorite, barite, franklinite, and zincite, with subordinate concentrations of magnetite, and apatite.

The Extremo Norte deposit is primarily hosted in the Lower Pamplona Member, or along the contact between the Lower Pamplona and Upper Morro do Pinheiro Members. Ore zones form discontinuous lenses that may be tens of meters in length and width, within tectonic—hydrothermal breccias. Breccias may range from a few, to nearly 100m in thickness, and typically plunge to the northwest. Mineralization consists of willemite, specular hematite, and minor franklinite. The geological setting and understanding of the mineralization setting are adequately known to support mineral resource and mineralized material estimation and mine planning.

The figure below shows the geological setting of the Vazante area. The subsequent figure is a local geology plan of the mine area.

Geological Map of the Brasilia Fold Belt and Sao Francisco Craton

Key:

(B) 1) Phanerozoic Basins; 2) Bambuí Group, Tres Marias Formation; 3) Bambuí Group, Paraopeba Subgroup; 4) Ibiá Formation; 5) Araxá Group; 6) Felsic and mafic granulite and orthogneiss; 7) Vazante Group; 8) Paranoá Group; 9) Canastra Group

(C) 1) Canastra Group, Paracatu Formation; 2) Canastra Group, Serra do Landim Formation; 3) Vazante Group, Serra Da Lapa Member; 4) Vazante Group, Serra do Velosinho Member, Lapa Formation; 5) Vazante Group, Morro do Calcário and Serra do Poço Verde Formations; 6) Vazante Group, Serra Do Garrote Formation; 7) Pb Anomalies.

Local Geology Plan, Vazante to Extremo Norte Mines

Exploration

Local and regional exploration is ongoing with reasonable annual budgets seeking new discoveries and extensions to the known mineralization.

Ongoing exploration tests for extensions to known mineralization, infilling areas where no data are currently available, and using mining knowledge and structural interpretations to identify areas where mineralization may be present.

In 2019, Nexa’s exploration program focused on expanding the mineralized zones knowed at the Vazante mine, exploring Lumiadeira and Extremo Norte areas. Nexa also performed exploration drilling activities targeting new areas with mineralized potential at northward extension and other brownfields targets such as Varginha, which may contain minerals close to the known deposit.

A large geophysics campaign, 23km of IP (Induced Polarization Method) and 20.6km of electro resistivity, was carried out in areas with potential for new orebodies. Nexa’s exploration program is enhancing its understanding of the Vazante mineral trend, enabling the identification of potential mineralized structures that could be integrated to the current operation and provide guidance for future driling programs.

Brownfields Exploration Targets

Other regional exploration potential remains in a number of areas, including the Pasto, Lages, Lagoa Feia Sul, Lagoa Feia Norte, Olhos D’agua trends and Vazante Souh trend.

Drilling

In 2019, Nexa spent US$1.8 million on brownfield project for life of mine extension, including exploration project maintenance and geological activities. As of December 31, 2019, Nexa has drilled 53 drill holes, including in the Vazante and Calamine brownfield projects, totaling 19.9 km, and performed 80,930 m of infill drilling.

Sampling, Analysis and Data Verification

Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization. Underground channel samples range from 0.5-1.5 m long, and respect lithological, alteration, mineralization, and other natural boundaries.

Prior to 2014, mine samples were analyzed by the Vazante laboratory on the mine site. The exploration samples were analyzed by an external laboratory. Samples were prepared using the mine laboratory machinery. This laboratory was not accredited. ALS, an independent laboratory, has been the primary laboratory for preparation of exploration and production samples since 2014. Samples are prepared and analyzed at either of the ALS laboratories located in Vespasiano, Minas Gerais and Goiânia, Goiás. Both laboratories are ISO 9001:2008 certified, and independent of the Company. ALS Lima performs the sample analytical step. This laboratory is independent of the Company, and holds ISO 9001:2008 and ISO 17025 accreditation.

Sample analysis at the mine laboratory and ALS Lima is performed using standard procedures that are widely used in the industry. In both cases, analytical procedures are adequate to support mineral resource and mineralized material estimation and mine planning.

Company-wide QA/QC protocols were implemented in 2009, and have improved over time. The current program includes submission of twin, coarse and pulp duplicates, or CRMs, external controls, and coarse blank samples. Nexa considers the data to be adequately accurate and precise to support mineral resource and mineralized material estimation and mine planning.

All data that are stored in the Vazante mine database are verified by Nexa staff via software verification before final entry into the database. These routines are aimed at preventing entry of extraneous data such as incorrect lithology codes or overlapping assay intervals into the database. Additional internal checks are made to assure that information used for mineral resource and mineralized material estimation and mine planning is reliable and suitably error free.

Audits and reviews have been performed by independent third-parties on the mineral resource estimates since 2010, including SRK during 2010, Snowden during 2012, RPA during 2014, and Amec Foster Wheeler performed high-level reviews of the database and procedures during 2017 and 2018 site visits.

Nexa staff periodically prepare reviews on sampling procedures, geological logging procedures, core drilling and core handling procedures, and QA/QC procedures. Current procedures are considered acceptable to support mineral resource, mineralized material and mineral reserve estimates. Sample data collected adequately reflect the deposit dimensions, true widths of mineralization, and the style of the deposits.

Mineral Processing and Metallurgical Testing

Metallurgical studies have been completed since plant operations began in 1969. Studies incorporated mineralogy, grinding characteristics, and flotation separation testing. Much of the test work has been completed in the Company’s laboratory at the Vazante operations. Studies have been supported by universities including the Federal University of Minas Gerais and the University of Sao Paulo. Most studies have focused on factors affecting zinc recovery.

The presence of willemite in Vazante’s ore results in zinc concentrates that are unusually high in silica for feed to an electrolytic zinc smelter. However, the Três Marias smelter has been configured to manage this. Deleterious elements that need particular management in the concentrate are magnesium oxide (MgO) and fluorine which has been rising in recent years but remains below Tres Marias current acceptance threshold.

In 2019, the lead recovery was 21.48% obtaining a concentrate in average with 23.22% of lead and silver content around 87.10 oz/t . Quality of zinc concentrate has dropped compared with 2018 with average grade of 39.25% of zinc in 2019.

Vazante Circuit Metallurgical Performance (2017 -2019)

	Unit	Item	2017	2018	2019
Production	tonnes		1,321,240	1,374,380	1,407,199

Mill Head Grade	%	Pb	0.34	0.34	0.31
	%	Zn	12.30	12.13	11.45
	g/t	Ag	17.27	19.14	17.62

Pb Concentrate	%	Pb Recovery	33.76	28.74	21.48
	%	Pb Grade	25.39	26.37	23.22
	oz/t	Ag Grade	2,442.00	2,635.27	2,708.98
	%	Ag Recovery (to Pb)	57.25	50.84	42.13

Zn Concentrate	%	Zn Recovery	83.92	84.48	86.19
	%	Zn Grade	38.82	39.41	39.25

Mineral Resources Estimate

The mineral resources estimate dated December 31, 2019 is reported using the 2014 CIM Definition Standards. The stratigraphy of the metasedimentary domains was used to construct a preliminary lithological model using the “stratigraphic interpolant” function within Leapfrog. A model of the hydrothermal breccia (BXD) unit was created using a combination of lithology codes and zinc grades. Mineralized envelopes, based on a 5% zinc cut-off, were constructed using Leapfrog’s “vein interpolant” function. A low-grade (Zn <5%) domain or buffer zone was created proximal to the mineralized domain and also estimated. Linear regression equations were used to make a correlation between the sum of zinc plus lead plus iron grades, compared to measured density values. The regression formula was applied to the resource model blocks based on estimated grades to determine a density value for each block. One metre composites were created for both deposits, based on the most common sampling interval. Separate variograms for zinc, lead, iron, and silver were constructed for the Vazante and Extremo Norte domains. Metal grades were capped prior to estimation. Capping levels were based on examination of probability plots. Ordinary kriging (OK) was selected to estimate the zinc, lead, iron, and silver grades within the block model, and the step was conducted separately for the Vazante and Extremo Norte deposits. Multi-pass kriging strategies were used in three passes, together with octants and sample constraints. A minimum of eight and maximum of 80 composites in the Vazante orebody and six and 60 composites in the Extremo Norte orebody were allowed for estimation purposes, based on a quantitative kriging neighbourhood analysis. In both Vazante and Extremo Norte, a discretization of 4 x 4 x 4 was employed. Model validation checks included a global bias check where the OK estimate was compared to the declustered grades at a zero cut-off, local bias checks using swath plots, cross validation plots, and visual data inspection. Confidence categories were assigned to blocks using a combination of some or all of the following: the number of available samples, drill spacing, data quality (QA/QC, density, and topography), and whether the data were supported by underground openings that had been sampled and/or mapped. The final limits for the measured, indicated and inferred classifications were manually refined to remove isolated blocks of one confidence category in areas where most of the blocks were classified using another category.

Mineral Reserves Estimate

The mineral reserves estimate dated December 31, 2019 is reported using the 2014 CIM Definition Standards and has been established based on actual costs and modifying factors from the Vazante mine, and on operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The two main mining methods are SLOS and VRM. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating cost. Metal prices used for mineral reserves are based on consensus and long term forecasts from banks, financial institutions, and other sources.

Mining Operations

Mining Methods

The Vazante underground mine has been in operation since 1983, and is a fully mechanized mine using rubber tired diesel equipment for development and production activities. Access is through two portals for Vazante and one portal for Extremo Norte. As development progresses at Extremo Norte, a connecting drift will be established from Vazante to Extremo Norte.

Two primary mining methods are employed at Vazante for extraction: SLOS, used where there is no continuity of the mineralization between levels; and VRM, used where the mineralization is continuous between levels. Backfill is used in conjunction with VRM; with SLOS, the stopes are left open after mining.

Waste from lateral and ramp development is used as backfill in the SLOS and VRM stopes.

Ore is hauled to surface with 28 t haul trucks via ramps, and is delivered to the concentrator with a surface haul truck fleet. Vazante is a trackless operation utilizing a diesel-powered mobile equipment fleet. The selected equipment is sized to meet the mine production targets for material movement with the calculated cycles and productivities. The current mine haulage fleet, and stope mucking and development waste mucking equipment are split between the Vazante and Extremo Norte Mines. The fleets are not restricted to the currently-assigned mines and can be moved between sites as operational requirements dictate.

Mine ventilation at Vazante is designed to comply with Brazilian National Regulation 22, and uses a push-pull system. The Vazante mine ventilation infrastructure will be expanded starting in 2019 to support additional mining faces. Ventilation infrastructure for the Extremo Norte mine will begin expansion in 2020 to support additional mining faces.

There is a well-documented conceptual model of the hydrogeological system where the geological strata have been classified according to their water-bearing capacity.

The pumping system for the Vazante mine has a reported pumping capacity of 15,650 m3/hr (375,600 m3/day) comprising two pumping stations located at the lowest elevation of the present mine. A new underground pumping station reached 85% of physical progress including the completion of Phase 1 of the EB-140 pumping station with eight pumps concluded. During 2019, production at the deeper levels of the mine (Level 326) represented 69% of Vazante’s zinc production.

Processing and Recovery Operations

Vazante is the largest zinc mine in Brazil, processing about 1.5 Mt of ore annually to produce about 142kt of zinc metal contained in willemite (Zn2SiO4) and bulk sulphide concentrates. Processing is conducted in two adjacent plants (C and W) based on crushing, grinding and flotation with some interconnected concentrate handling systems. Both plant flowsheets include crushing, grinding, sulphide flotation stage to recovery lead—silver concentrate, willemite flotation to recovery zinc, thickening and filtrating.

Simplified Flowsheet of the Current Vazante Processing Facilities

All tailings generated in the process are thickened and filtered and disposed on dry-stack tailing storage facilities. In Brazil, Vazante is a pioneer in the use of this technology for tailings disposal.

Zinc concentrates are trucked in bulk approximately 250km to Nexa’s Tres Marias smelter while lead—silver concentrates are packaged in bulk bags and exported via the Port of Itaguai to customers in Asia.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, powerlines, water pipelines, offices and warehouses, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plants, and tailings storage facilities.

The power for the mine and processing facilities is supplied entirely via the CEMIG-owned transmission network that serves the Vazante operations. CEMIG is a large regional energy provider in Minas Gerais. Two independent 138kV transmission lines feed the site which can provide up to 55MW.

The mines are situated about 7 km from the municipality of Vazante, and accessed via paved roads. Internal roadways connect the various mine-site components.

Site Layout Plan

Environmental, Permitting and Social Considerations

Vazante complies with applicable Brazilian permitting requirements. The approved permits address the authority’s requirements for operation of the underground mine, TSFs, waste rock dumps, process plant, water usage and effluents discharge. Vazante maintains an up to date record of the legal permits obtained to date, documenting the validity period, renewal date (if applicable), and status (current, canceled or superseded).

The operation currently filters and stacks tailings in the Pilha Garrote dry stack facility, which is operational since mid-2019. The Aroeira dam remains in operation as the water storage dam for water supply to the process plant. Monitoring of instrumentation installed in the TSFs is carried out by the Company’s personnel and an external consultant (Geoconsultoria).

Water is primarily derived from four areas: surface water, groundwater, recirculated water, and rainfall. The main water source for industrial purposes is the underground mine. The Santa Catarina River is the only source for domestic purposes. Hydraulic infrastructure such as diversion channels have been implemented to ensure hydrological stability for the mine facilities, and to divert water around the operations to natural watercourses.

Four conceptual closure plans are approved for Vazante: Vazante mine decommissioning plan (2008, updated in 2013), waste rock facility and decommissioning plan (2011), Extremo Norte mine decommissioning plan (2012), and the former process plant decommissioning plan (2013). The closure plans have been designed to address remediation of the operational areas, and to meet Brazilian engineering requirements for such plans at a conceptual phase. The host lithologies and mineralization style are not expected to result in metals leaching.

The Company has developed a Socioeconomic Characterization Plan that outlines the social commitments and responsibilities that the Company will undertake toward the municipality of Vazante. The Company has financially supported social projects, ranging from community cinema initiatives to improvements in public education. The largest program, the “network for sustainable development” or ReDes, aims to support local businesses and develop new business initiatives.

Morro Agudo

The most recent NI 43-101 technical report with respect to Morro Agudo is the technical report titled “Morro Agudo Project, Minas Gerais State, Brazil, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of July 25, 2017 (the “Morro Agudo Technical Report”) prepared by Amec Foster Wheeler and in particular: Bill Bagnell, P.Eng., Dr. Ted Eggleston, RM SME, Douglas Reid, P.Eng., Laurie Reemeyer, P.Eng., Dr. Peter Cepuritis, MAusIMM(CP), Juleen Brown, MAusIMM(CP), and Dr. Bing Wang, P.Eng. The Morro Agudo Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Morro Agudo is based on information presented in the Morro Agudo Technical Report. The mineral resources of the Morro Agudo mine and Abrosia do Sul deposit have been estimated by Nexa as of December 31, 2019, and as of September 10, 2019 for the Bonsucesso deposit. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Morro Agudo Technical Report.

Project Description, Location and Access

Project Setting

The Morro Agudo project comprises the Morro Agudo mine, and three deposits along what is known as the Ambrosia Trend (Ambrosia Sul, Ambrosia Norte, and Bonsucesso). The Morro Agudo mine site is situated on Traíras Farm, about 45 km south of the municipality of Paracatu, Brazil. The mine access from Paracatu is via the sealed BR-040 highway, to highway marker km 68, a distance of about 29 km, then 16 km via unsealed roads to the mine itself. The Ambrosia Trend deposits are situated about 15 to 20 km northeast of Paracatu. Access is via MG-188 to the village of Santo Antônio, and thence via unsealed road to Rancho Alegre or Ambrosia Farm. The figure below shows the location of the Morro Agudo project.

Project Location

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

Nexa Brazil owns 100.0% of the Morro Agudo project. The total Morro Agudo project area is about 80 kilometers long and 10 kilometers wide at the widest extent, and covers a significant strike extent of the lithologies that host mineralization at the Morro Agudo mine and along the Ambrosia Trend. Nexa Brazil holds two granted mining concessions in the Morro Agudo mine area of approximately 827.61 hectares, with a valid mining concession application for an additional area of approximately 618.50 hectares. In the Ambrosia Trend area, Nexa Brazil has one granted mining concession (999.33 hectares) and two mining concession application (1,496.48 hectares).

Morro Agudo Project Tenure

47°0'0"W
46°40'0"W
N
MOCAMBO/POÇÕES TARGETS
FAGUNDES TARGET
17°0'0"S
BONSUCESSO TARGET
AMBRÓSIA MINE
Paracatu
17°20'0"S
MORRO AGUDO MINE
Legend
Regional Tenements
Main Tenements
0
5
10
20 km

Brazilian companies that hold mining concessions are subject to a royalty payment known as CFEM, imposed by the National Mining Agency—ANM. Revenues from mining activities are subject to CFEM, based on the sales value of minerals that, pursuant to Law No. 13.540/2017 (formerly Provisional Measure No. 789/2017), will observe, as of August 2017, the gross revenue from the sales of the minerals, net of taxes levied on a the sales (as opposed to the former tax basis, which applied CFEM to sales value of minerals, net of taxes and transportation and insurance expenses). When the produced minerals are used in its internal industrial processes, the amount of CFEM is determined based on deducting the costs incurred to produce them. In this regard, please note that as a result of the aforementioned Law No. 13.540/2017, as of January 2018 the amount of CFEM in this hypothesis is expected to be determined by a reference price of the respective mineral to be defined by the ANM. The rate of CFEM to be applied varies according to the mineral product (currently 2% for zinc, lead, copper, and silver). Royalties equivalent to 50% of the amount paid as the CFEM must be made to the surface rights holder.

Nexa Brazil holds two water licences for water usage for which renewal applications have been lodged. There is sufficient suitable land available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

History

Exploration activities conducted to date have included geological mapping, rock chip, pan concentrate, stream sediment, and soil sampling, airborne and ground geophysical surveys and drilling.

Modern underground mining commenced in 1988 from the Morro Agudo mine. The Ambrosia Norte deposit was discovered in 1973, Ambrosia Sul in 2011, and Bonsucesso in 2014. Mining of the Ambrosia Sul deposit commenced in 2017.

Production from Ambrosia Sul and Morro Agudo for the Period 2017-2019 are showed bellow.

Ambrosia Sul Mine Production (2017 - 2019)

	Unit	2017	2018	2019
Ore Tonnage	kt	88.63	188.71	225.74
Waste Tonnage	kt	2,148.35	2,826.98	1,477.00
Zn Grade	%	2.19	2.72	2.83
Pb Grade	%	0.28	0.24	0.18

Morro Agudo Mine Production History (2017 - 2019)

	Unit	2017	2018	2019
Ore Tonnage	Mt	0.90	0.77	0.82
Zn Grade	%	2.26	2.22	2.17
Pb Grade	%	0.79	0.61	0.55

Geological Setting, Mineralization and Deposit Types

The Morro Agudo and Ambrosia Trend deposits are classified as examples of Irish-style sedimentary hosted deposits. Mineralization is hosted within a sequence of pelitic carbonate rocks belonging to the Morro do Calcário Formation that is part of the regional Vazante group. The deposits occur on the Brasília Fold Belt.

The Morro Agudo zinc and lead deposit comprises a number of concordant stratabound sulphide bodies, non-concordant remobilized sulphide (sphalerite and galena) bodies, and intra-formational dolarenites and breccias of Morro do Calcário Formation.The combined length of the known mineralized bodies at the Morro Agudo mine is approximately 1,700m, the width is about 1,200m, and the bodies have a variable thickness with a maximum of about 10m. Mineralization is bounded to the northwest by the main fault. The western limit has not yet been defined, but drilling has shown continuity of mineralization at depth. Sulphide lenses are at most, 4 m thick, separated by intervals that range from a few centimeters to several meters, depending on the lithology where they are deposited. Mine geologists have identified eight mineralized strata, denominated from G to N, from the base to the top, respectively. Sulphide mineralization can be present in the form of irregular veins of coarse sphalerite and galena, discontinuous and/or sparsely disseminated pockets of galena and coarse sphalerite, and as fine-grained sphalerite, galena, and pyrite forming clast cement and void fill.

The Ambrosia Trend deposits (Ambrosia Sul, Ambrosia Norte and Bonsucesso) occur in the pelite—carbonate rocks of the Vazante Group in a similar stratigraphic position to the Morro Agudo mine. Mineralization is predominantly veinlike, and is associated with brecciated dolomites that were tectonically interleaved in metasedimentary rocks along the Ambrosia Fault zone. In most cases, there is a single mineralized structure, but occasionally, two or more mineralized structures are present. At Ambrosia Sul, mineralization is controlled by hydrothermal breccias in a flower morphology.

Both oxide and sulphide mineralization have developed in the Morro Agudo and Ambrosia Trend deposits. Oxide mineralization is primarily in the form of smithsonite and cerussite. Sulphide mineralization is primarily sphalerite and galena. The geological setting and understanding of the mineralization setting are adequately known to support mineral resource and mineralized material estimation and mine planning. The following figure shows the regional geological setting.

Regional Geological Map of the Brasília Fold Belt

Exploration

Local and regional exploration is ongoing with reasonable annual budgets and has discovered not only extensions to the known mineralization but possible new mineralization that may add to the resource base.

There are a number of regional exploration targets, that with further work, represent an excellent upside opportunity to potentially add to the resource base. Exploration potential remains in a number of areas, including strike extensions along the Ambrosia Trend, the Fagundes deposit and Retiro Trend.

Exploration activities conducted to date have included geological mapping; rock chip, pan concentrate, stream sediment, and soil sampling; airborne and ground geophysical surveys and drilling.

In 2019, the brownfield exploration program intensified the diamond drilling work at Bonsucesso area, confirming zinc and lead mineralization along the strike of the mineralized zone and opening the potential to extend de mineralized bodies.

Drilling

Core drilling using diamond tipped tools has been the primary exploration tool. Production drilling operations have been performed by company personnel over the project’s history, using a variety of drilling machines. Core sizes have included NQ (75mm), HQ (96mm), and BQ (36mm) core diameters.

Geological logs were completed on all core holes. Geotechnical descriptions are also completed and stored in the geological database. All core holes were photographed. Core recoveries are generally good.

In 2019, the drilling program at Bonsucesso focused on growth and infill drilling. The growth drilling extended in a northward direction and confirmed zinc and lead mineralization more than 800 meters along the strike. High grade and thick intercepts revealed the continuity of the structure and the potential for expansion. In addition, the Bonsucesso exploratory drilling at the central sector also confirmed new zinc and lead mineralization located to the west of the main mineralized zone.

Nexa’s expenditures for this project in 2019 were US$3.0 million, which primarily related to exploration project maintenance and geological activities. As of December 31, 2019, Nexa has have drilled 18 exploration drill holes, including Bonsucesso extension and regional targets, totaling 13.5 km. Nexa has have budgeted US$2.5 million for 2020 and expects to drill 11.1 km of diamond drill holes.

Sampling, Analysis and Data Verification

Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization.

Sample preparation and analysis for exploration samples from Morro Agudo were performed at the Morro Agudo mine laboratory from as early as 1987. That laboratory is not independent, and has not been accredited. Beginning in late 2015, ALS Global was chosen as the primary laboratory. The ALS Global laboratory is independent and is ISO 9001 and ISO 17025 accredited. Sample analysis at the mine laboratory and ALS Global is performed using standard procedures that are widely used in the industry. In both cases, analytical procedures are adequate to support mineral resource and mineralized material estimation and mine planning.

The QA/QC methodology uses standards, field duplicates, pulp duplicates, coarse rejects, blanks, and external check assays. QA/QC procedures were implemented in 2011 at the Morro Agudo mine, and have improved over time. Evaluation of QA/QC data at the Morro Agudo mine and Ambrosia Trend indicate that the analytical data are sufficiently precise and accurate to support mineral resource estimation and mine planning. Density determinations were completed using water displacement and immersion procedures and the data are considered reasonable and adequate to support mineral resource and mineralized material estimation and mine planning.

Sample security consists largely of storing core and samples in locked facilities and use of chain of custody forms to track core and sample movement. This is acceptable for high-grade zinc deposits. Management of the Morro Agudo mine and Ambrosia Trend databases follows a standard procedure used for all Company databases. Prior to extracting data for mineral resource and mineralized material estimation, internal checks are made to assure that the right information is used in the mineral resource estimate. These data are also checked when data are entered into the database. When inconsistencies are discovered, corrective action is required and includes participation by the mine team and the database manager. Three audits have been performed by independent third-parties on the mineral resource estimates, including Snowden Mining Industry Consultants (or Snowden) on Ambrosia Norte (2012) and Ambrosia Sul (2014), and a gap analysis study performed by Amec Foster Wheeler in 2016 on the Morro Agudo mine. High-level reviews of the database and procedures were performed in 2017 in support of the Morro Agudo Technical Report. These included reviews of sampling procedures, geological logging procedures, core drilling and core handling procedures, and QA/QC procedures.

Data from the Morro Agudo mine and the Ambrosia Trend deposits have undergone significant scrutiny since 2012. The type and amount of data validation is consistent with modern programs, the data accurately reflect the original geological logging, data locations, and assay values, and the data will support mineral resource estimation and mine planning.

Mineral Processing and Metallurgical Testing

All mineralized material is processed in the existing Morro Agudo concentrator, which has a conventional flowsheet incorporating crushing, grinding and sequential lead and zinc flotation. Metallurgical parameters are derived from a combination of plant operating history, mineralogy, laboratory and pilot scale flotation test work and assumptions.

Metallurgical test work completed to date has included mineralogy, grinding calibration tests; laboratory flotation tests; and pilot plant test work. The Morro Agudo mine and Ambrosia Sul mineralization contain a simple mineralogical assemblage and responded well to a simple and conventional flowsheet and reagent suite.

A robust test program was conducted in respect of the Bonsucesso ore, including mineralogy, hardness tests and flotation tests. Bonsucesso presented a mineralogical assemblage very similar to Morro Agudo and hardness lower than Morro Agudo did, and those are very positive results. Bonsucesso also can be treated using a conventional flowsheet like the Morro Agudo concentrator and has presented excellent metallurgical results.

Separate zinc and lead recoveries were assigned to Morro Agudo, Ambrosia Sul and Ambrosia Norte/Bonsucesso mineralization. These are based on a combination of historical plant recoveries, metallurgical test work and assumed zinc recoveries of approximately 86.7% are achievable from Morro Agudo mine and Ambrosia Sul mineralized material containing approximately 3% zinc. Lead recoveries are more sensitive to head grade and are more variable.

The Morro Agudo plant produces clean, low-iron, zinc concentrates. The main impurity in zinc concentrate is dolomite, which contains CaO and MgO. There are no other known deleterious elements in zinc concentrate. There are no known deleterious elements in the lead concentrate, and no penalties are applied by customers.

Mineral Resources Estimate

The mineral resource estimate dated September 10, 2019 for Bonsucesso and December 31, 2019 for Morro Agudo and Ambrosia do Sul are reported using the 2014 CIM Definition Standards and were completed by Nexa personnel using Datamine Studio RM, Leapfrog Geo, and Isatis softwares. Wireframes for geology and mineralization were constructed in Leapfrog Geo based on geology sections, assay results, lithological information, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one metre lengths. Wireframes were filled with blocks considering different size for each mine (Morro Agudo underground with 6m x 6m x 1m; Ambrosia Sul with 10m x 12m x 5m; and Bonsucesso with 2m x 12m x 5m) with sub-celling at wireframe boundaries. Blocks were interpolated with grade using Ordinary Kriging (OK) and Inverse Distance Squared (ID2). Blocks estimates were validated using industry standard validation techniques. Classification of blocks used distance-based criteria. Reporting was done considering NSR cut-off, minimum thickness and sill pillars zones that cannot be mined.

Mineral Reserves

There are no mineral reserves at the Morro Agudo Mine.

Mining Operations

Mining Methods

The LOM is based on mill feed material including inferred mineral resources to be sourced from the operating underground Morro Agudo mine, the open pit Ambrosia Sul mine and Bonsucesso deposits that are assumed to be mined using underground mining methods.

The primary extraction method at the Morro Agudo mine is inclined room-and-pillar. The mineralized zones are accessed via a ramp system. Backfill is in limited use at the Morro Agudo mine and is specified on an operational basis depending upon the deposit geometry.

The Morro Agudo mine is a mature operation, and staff has a well-developed understanding of the hydrogeology, geology, and mining methods required to safely extract the mineralization. Development and access profiles take advantage of the known hanging wall structural characteristics to minimize ground support requirements. Water inflows into the Morro Agudo mine are not a major source of water volume to the mine. The Morro Agudo mine ventilation infrastructure is essentially at the full extent of development and is not currently planned to have significant expansion going forward. The primary mine access for material and personnel is a ramp via the portal. A shaft is used primarily for hoisting mill feed and waste material and can be used as an emergency egress if necessary. Electrical power supply is in place underground. The forecast production rate is 1,100 t/d on average.

The proposed mine plan for Bonsucesso considering a bulk mining operation using AVOCA as mining method. Uncemented waste rock backfill will be employed to fill the stopes to provide hanging wall support to reduce mining dilution. The proposed Bonsucesso underground mine will be accessed through a portal and ramp developed from surface. The current 13.8 kV power supply to the Ambrosia Sul operations will be improved to support development at Bonsucesso that will require an extension of the distribution network and an electrical substation. The forecast production rate from Bonsucesso varies from 2,000 to 2,700 t/d during LOM.

The Ambrosia Sul open pit is approximately 35 km north of the Morro Agudo plant site. Production and waste rock from the Ambrosia Sul open pit is mined using contract mining equipment operated by Nexa employees. Truck haulage to the Morro Agudo mine is undertaken using contract haulage. Electrical power is provided to the Ambrosia Sul mine by CEMIG, a regional energy provider in Minas Gerais. CEMIG has a contract to supply the mine through an existing 13.8kV distribution network. The forecast production is a nominal 750 t/d on average.

Processing and Recovery Operations

The Morro Agudo mill uses a conventional crushing, grinding and flotation circuit to produce separate lead and zinc sulphide concentrates. The Morro Agudo plant design has developed since 2003 with a number of debottlenecking and improvement projects. In 2003, mill 2 was installed, increasing the capacity of the plant from approximately 750,000t/a capacity to 1,150,000t/a. Flotation columns were installed in the lead and zinc circuit that year. Additional flotation cells were installed to increase lead recovery. In 2016, the Eriez Stack Cell was installed as the lead second cleaner. The plant capacity is significantly in excess of the tonnages to be treated in the LOM plan.

In 2019, the Morro Agudo plant processed 13.52kt of ore originated from Santa Elina Mine (Mineração Santa Elina Indústria e Comércio S.A), located in Rondonia State in Brazil, by a contract in place with Nexa. The ROM had high zinc grade with average of 10.18% and 4.74% Pb. This material blended with Ambrosia Sul and Morro Agudo run of mine increased both zinc and lead head grade.

Zinc concentrate is transported to the Company’s Três Marias zinc smelter. The smelter process concentrates from silicate concentrates from the Company’s Vazante operations, sulphide concentrates from the Morro Agudo mine and sulphide concentrates from external parties in a ratio of approximately 70%:13%:17%. The concentrates from the Morro Agudo and Ambrosia Sul mines, and the proposed Morro Agudo project concentrates, are important for the viability of Tres Marias, as they provide a local and accessible source of sulphide concentrates with low iron, which can be fed in ratio with the Vazante silicate concentrates. This helps produce sufficient sulphuric acid and leach solutions in appropriate ratios to optimize smelter production and economics. The following figure illustrates the process flowsheet.

Milling and Flotation Flowsheet

Morro Agudo Circuit Metallurgical Performance (2017 - 2019)

	Unit	Item	2017	2018	2019
Production	tonnes		1,054,692	1,060,932	1,168,396
Mill Head Grade	%	Pb	0.69	0.71	0.52
	%	Zn	2.18	2.70	2.33
Pb Concentrate	%	Pb Recovery	79.64	81.01	77.84
	%	Pb Grade	51.23	51.48	49.39
Zn Concentrate	%	Zn Recovery	91.39	92.18	89.60
	%	Zn Grade	39.56	40.97	40.91

For several years, the Morro Agudo mine has sold some or all of its flotation tailings to local farmers as a soil modifier. Since 2016, all flotation tailings have been decanted, dried, and reclaimed for sale. Contracts are in place for this material with specification limits set out in the contract terms.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

All infrastructure required for the current Morro Agudo mine mining and processing operations has been constructed and is operational. This includes the underground mine, access roads, powerlines, water pipelines, offices and warehouses, process plant/concentrator, conveyor systems, waste rock facilities, temporary mill feed stockpiles and tailings storage facilities.

The Ambrosia Sul open pit is a short-life operation with supporting functions and infrastructure being provided by the Morro Agudo mine site. The LOM design for Ambrosia Norte/Bonsucesso infrastructure assumes integration with the overall Morro Agudo site for support functions such as engineering, geology, environmental, permitting etc. Specific infrastructure requirements for Ambrosia Norte/Bonsucesso are considered to support underground mining activities.

Environmental, Permitting and Social Considerations

Morro Agudo complies with applicable Brazilian permitting requirements. The approved permits address the authority’s requirements for operation of the underground and open pit mines, TSFs, waste rock dumps, process plant, water usage and effluents discharge. Morro Agudo maintains an up to date record of the legal permits obtained to date, documenting the validity period, renewal date (if applicable), and status (current, canceled or superseded).

Tailings management at the Morro Agudo mine consists of three tailings storage facilities (or TSFs), denoted as Deposit 1, 2, and 3. Water is recovered in the deposits and returned to the process plant. Embankment raises are not planned for the deposits as increases in the total volume of the reservoirs are limited by the extraction and sale of the contained tailings. Dam safety inspections are carried out by Company professionals on a monthly basis and by third-party consultant, Geoconsultoria, annually.

The approved water monitoring plan requires monitoring of groundwater quality, surface water for physical, chemical and hydrobiological parameters, as established in the three operating licenses. In addition, Nexa’s licenses have an annex, called annex 2, which establishes a self-monitoring program that provides the type of monitoring, points, frequency and parameters. Tailings dams have a diversion channel to secure the areas upstream and downstream of the dams. The main sources of water for operations are from recycled water from the mine, and from the TSFs.

In partnership with the appropriate internal and external resources, Company staff developed and implemented a Community Engagement Relations Plans by determining the potentially-impacted communities and probable partner stakeholders that could be potentially impacted; defining issues that are important to stakeholders; and establishing objectives consistent with what the Company and the affected communities wish to accomplish.

Material Projects

Aripuanã

The most recent NI 43-101 technical report with respect to Aripuanã is the technical report titled “Technical Report on the Feasibility Study of Aripuanã Project, State of Mato Grosso, Brazil”, with an effective date of October 15, 2018 (the “Aripuanã Technical Report”) prepared by Roscoe Postle Associates Inc. (“RPA”) and in particular: Jason J. Cox, P.Eng., Sean D. Horan, P.Geo., Scott Ladd, P.Eng., Avakash Patel, P.Eng., and Stephan Theben, Dipl.-Ing. The Aripuanã Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Aripuanã is based on information presented in the Aripuanã Technical Report. The mineral resources and mineral reserves for the Aripuanã mine have been estimated by Nexa as of December 31, 2019 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Aripuanã Technical Report.

Project Description, Location and Access

Project Setting

Aripuanã is located in Mato Grosso State, western Brazil, 1,200km northwest of Brasilia, the capital city. The property is located at approximately 226,000mE and 8,888,000mN UTM 21L zone (South American 1969 datum).

The Aripuanã project is comprised of 871km2 (87,063 hectares) of concessions with characteristics of Volcanogenic Massive Sulfide (or VMS) deposits. The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The property consists of a contiguous block comprised of one mining concession (approximatelly 1,000.00 hectares) and three mining applications (approximatelly 2,640.72 hectares) totaling 3,640.72 hectares.

History

Gold mineralization was discovered in the area during the 1700s by prospectors. Although no formal records exist, the area was likely prospected sporadically over the years. Anglo American Brasil Ltda (Anglo American) began exploration over the property in 1995. At the time, a small area including Expedito’s Pit, now part of the project, was held by Madison do Brasil (now Thistle Mining Inc.) and optioned to Ambrex Mining Corporation (now Karmin).

Dardanelos was created in 2000 to represent a joint venture, or “contract of association,” between Karmin and Anglo American, with the intent of exploring for base and precious metals in areas adjacent to the town of Aripuanã. Anglo American and Karmin held 70% and 28.5% of Dardanelos, respectively, with remaining interest (1.5%) owned by SGV Merchant Bank.

In 2004, the initial agreement between Karmin and Anglo American was amended to allow VM Holding S.A.’s (“VMH”) participation. VMH subsequently acquired 100% of Anglo American’s interest in the Project. In 2007, Karmin purchased SGV Merchant Bank’s interests, raising its participation to 30%. In 2016, VMH increased its share holdings in Milpo , (now Nexa Peru), acquiring 80% of its shares. In 2017, VMH rebranded to become Nexa Resources, and listed its common shares on the New York and Toronto stock exchanges.

In 2019, Nexa acquired a 30% stake in the project through the acquisiton of Karmin Exploration Inc. As a result, Nexa and its affiliates have 100% of a high-quality asset which we believe has the potential to result in synergies with our other Brazilian operations.

Geological Setting, Mineralization and Deposit Types

The Aripuanã deposits are located within the central-southern portion of the Amazonian Craton, in which Paleoproterozoic and Mesoproterozoic lithostratigraphic units of the Rio Negro-Juruena province (1.80 Ga to 1.55 Ga) predominate.

The lithological assemblage strikes northwest-southeast and dips between 35° and near vertical to the northeast. The Aripuanã polymetallic deposits are typical VMS deposits associated with felsic bimodal volcanism. Three main elongate mineralized zones, Arex, Link, and Ambrex, have been defined in the central portion of the Aripuanã project. A smaller, deeper zone, Babaçú, lies to the south of Ambrex. Limited exploration has identified additional, possible mineralized bodies including Massaranduba, Boroca, and Mocoto to the south and Arpa to the north.

The individual mineralized bodies have complex shapes due to intense tectonic activity. Stratabound mineralized bodies tend to follow the local folds; however, local-scale, tight isoclinal folds are frequently observed, usually with axes parallel to major reverse faults, causing rapid variations in the dips.

Massive, stratabound sulphide mineralization as well as vein and stockwork-type discordant mineralization have been described on the property. The stratabound bodies, consisting of disseminated to massive pyrite and pyrrhotite, with well-developed sphalerite and galena mineralization, are commonly associated with the contact between the middle volcanic and the upper sedimentary units. Discordant stringer bodies of pyrrhotite-pyrite-chalcopyrite mineralization are usually located in the underlying volcanic units or intersect the massive sulphide lenses, and have been interpreted as representing feeder zones.

Exploration

Between 2004 and 2007, the Company carried out geological, geochemical, and geophysical surveys over the Aripuanã project area to allow a more complete interpretation of the regional and local geology and identification of local exploration targets.

Drilling on the Aripuanã property was carried out from 2004 to 2008, in 2012, and from 2014 to present. The purpose of the drill program in 2004 to 2008 was to explore and delineate mineralization on the property, and in 2012, to improve confidence and classification of the mineral resources of the Arex and Ambrex deposits. The Link Zone, a zone of mineralization connecting the Arex and Ambrex deposits, and included in the mineral resource summary for Ambrex, was discovered in 2014 and delineated in 2015. See also “—Aripuanã—History”.

While the 2018 exploration program focused on the potential of the Babaçu area, the filling diamond drilling program carried out in 2019 confirmed its polimetalic mineralization. The drilling campaign confirmed the previously estimated geometry for the body and a possible connection between the Babaçu and Ambrex bodies in depth.

Drilling

Drilling on the Aripuanã property has been conducted in phases by several companies since 1993. Total drilling at the two main deposits, Ambrex, including the Link Zone, and Arex, consists of 572 diamond drill holes totaling approximately 174,604m. Drilling at the other prospects on the property consists of 77 diamond drill holes totaling 33,273m. The 2018 drilling campaign was mainly aimed at assessing the lateral potential of the Ambrex body with 31 drill holes executed, totaling 17,291.70 meters.

Drilling was conducted by Nexa on the property from 2004 to 2008 and from 2012 to present. The main purpose of the drill program from 2004 to 2008 was to explore and delineate mineralization on the property and from 2012 to present, to improve confidence and support and upgrade the classification of the mineral resources at the Arex and Ambrex deposits.

In 2019, the drilling campaign focused on exploring the Babaçu mineralized zones and confirmed polimetalic mineralization along the strike. Nexa spent approximately US$3.2 million on the Aripuanã exploration project maintenance and geological activities. As of December 31, 2019, Nexa had drilled 14 drill holes, including Aripuanã brownfield and regional targets, totaling 12.6 km.

In 2020, Nexa estimates an investment of US$3.8 million in brownfield exploration with approxinatelly 9.7 km of diamond drill holes.

Sampling, Analysis and Data Verification

Drill core is currently placed in plastic boxes and labelled at the rig site prior to transport. Previously, wooden core boxes were used. Drill core is transported by pick-up truck to the Company logging facility by the drill company employees, Servitec Sondagem Geologica. Geotechnicians measure drill core runs and note core interval length, core loss, and check core block runs. This information is then cross referenced to the driller’s notes for discrepancies and amended where necessary. Rock Quality Designation (or RQD) is measured and a resistance value (R0 to R4) is assigned based on rock hammer tests. No other geotechnical logging is performed on site. The core is photographed both wet and dry prior to mark-up by geologists.

All geological information is manually logged on paper logging sheets, and then hand entered into formatted Microsoft Excel sheets by the logging geologist. Lithology, rock unit, texture, alteration associated with the VMS, and regional alteration are recorded in logging sheets as text fields. The percentage of total sulphides, pyrite, pyrrhotite, chalcopyrite, sphalerite, and galena are recorded. Observations are noted where relevant. Digital logging sheets are imported into the database management program GeoExplo by the database manager. For oriented core, alpha and beta angles are recorded along with structural descriptions. The alpha and beta angles are converted to dip and dip direction using a Microsoft Excel macro. RPA is of the opinion that the drilling and logging procedures meet industry standards.

Core is sampled 10m above and below visible mineralization. Samples respect geological contacts, and vary from 0.5m to 1.5m in length depending on core recovery, length of the lithological unit, and mineralization. Geologists mark the samples using a felt pen on the core boxes, and staple a sample tag wrapped in plastic to the box at the start of the sample. The core is marked with red and blue lines to indicate where the core is to be sampled and which half is to be assayed. The lines are drawn respecting the geological features such as layering to help minimize sampling bias. Prior to sampling, sample numbers are recorded in the GeoExplo data management system and cross-referenced with the interval depth down hole and the depth recorded in the database. Sample core is cut into two halves by technicians with a diamond saw, returning half of split the core to the core box and submitting the other half for sample preparation and analysis. The geologist responsible for logging the drill hole defines the insertion of QA/QC samples including blanks, standards, and duplicates. Each sample booklet contains four tags for each sample. One sample tag is stapled to the clear plastic sample bag and an additional sample is placed within the bag. One tag is attached to the core box while the remaining tag is left in the booklet for record keeping. The samples are separated into batches of up to 250 samples and each from the same drill hole.

Sample preparation was performed by the ACME preparation facility in Goiania, Brazil, from 2004 to 2007, and from 2007 on, by ALS Global. Both laboratories followed the same preparation procedure, described below. The sample was logged in the tracking system, weighed, dried, and finally crushed to better than 70.0% passing a 2 mm screen. A split of up to 250 g was taken and pulverized to better than 85.0% passing a 75 micron screen. This sample preparation package was coded PUL -31 by ALS Global. Following preparation, samples were shipped to the sample analysis facility in Lima, Peru. ALS Global’s preparation facility in Goiania is accredited to the International Organization for Standardization/International Electrotechnical Commission (ISO/IEC) 9001:2008 standards and ALS Global is accredited to ISO 9001:2008 (expires 2018) and ISO/IEC 17025:2005 (expires 2018), for all relevant procedures. Both laboratories are independent of Nexa Resources.

Mineral Processing and Metallurgical Testing

Numerous studies were carried out from 2005 to 2013 for the Aripuanã project to identify the best processing option. The evolution of the key studies and the process technologies under consideration were documented (VMH, 2015) and previously reported (RPA, 2017). The optimum processing route was defined through metallurgical test work and it was determined that sequential flotation (Cu-Pb-Zn) presented better economics due to higher recoveries and concentrate grades than bulk flotation into a single concentrate.

Additional test work on drill core from the Aripuanã project was conducted by SGS GEOSOL from May 2016 to January 2017 to provide experimental data to support engineering studies. Information on sample validation and additional metallurgical testing has largely been provided by Validaçao das Amostras Selecionadas para Teste Metalurgico (LCASSIS Consultoria em Recursos Minerais (LCASSIS), 2017), the SGS GEOSOL 2017 Report (SGS GEOSOL, 2017), and the Metallurgical Testwork Report (Worley Parsons, 2017a).

Locked cycle test (LCT) work was also conducted in November 2017 by SGS GEOSOL to provide experimental data on the treatment of various types of mineralization, including: Link Stringer, Stringer Global, Link Stratabound, Ambrex Stringer, Ambrex Stratabound, and Strata Global. To the best of RPA’s knowledge, this test work program and the results have not been compiled in a final report for review. The final results of the test work were used to define the process route selection. Pilot studies were undertaken by SGS GEOSOL on Aripuanã mineralization and the results were reported in the 2018 Pilot Study (SGS GEOSOL, 2018). Metallurgical data obtained from testing were integrated into the Feasibility Study (FEL3) process design by SNCLavalin.

Mineral Resources Estimate

The mineral resource estimate dated as of July 31, 2018 for Arex, Ambrex and Link area and dated as of December 31, 2019 for Babaçu area are reported using the 2014 CIM Definition and was completed by Nexa personnel using Datamine Studio 3, Leapfrog Geo, and Isatis softwares. Wireframes for geology and mineralization were constructed in Leapfrog Geo based on geology sections, assay results, lithological information, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one metre lengths. Wireframes were filled with blocks measuring five metres by ten metres by five metres with sub-celling at wireframe boundaries. Blocks were interpolated with grade using Ordinary Kriging (OK) and Inverse Distance Squared (ID2). Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria.

Mineral Reserves Estimate

The mineral reserves estimate dated as of July 31, 2018 is reported using the 2014 CIM Definition Standards and has been established based on modifying factors from the Aripuanã project. The Aripuanã deposit consists of three main orebodies: Arex; Link; and Ambrex. The dilution that has been applied is related to the selected mining method. The two main mining methods are longitudinal longhole retreat (bench stoping) and transverse longhole mining (VRM) with primary and secondary stope extraction. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating cost. Metal prices used for mineral reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Mining Operations

Mining Methods

As mentioned above, the Aripuanã project targets the mining of three elongate mineralized zones: Arex; Link; and Ambrex. The Arex and Ambrex deposits are separate VMS deposits with differing mineral compositions in stratabound and stringer forms and complex geometric shapes. The deposit geometry is amenable to a number of underground mechanized mining techniques including bulk stoping methods. A nominal production target of 6,300 tpd has been used as the basis for the 13-year mine production schedule. Mining will be undertaken using conventional mechanized underground mobile mining equipment via a network of declines, access drifts, and ore drives. Access to each deposit will be via separate portals from favourable topographic locations. Mining levels are spaced 75 m apart, with stope sublevels at 25 m spacing. The top sublevel in each level will leave a five-metre sill pillar. The two mining methods used are longitudinal retreat long hole mining, and transverse VRM with a primary and secondary sequencing. Backfilling of the stopes will be completed using pastefill, cemented rockfill, and rockfill.

Processing and Recovery Operations

Based on the metallurgical test program completed to date, the Aripuanã processflowsheet has been developed by considering conventional technologies for treatment and therecovery of copper, lead, and zinc as separate concentrates. Plant throughput is forecasted to be 2.268Mtpa of ROM ore from Arex, Link, and Ambrex underground mines. The plant will treat approximately 5,250tpd (dry basis) of Stringer material or 6,300tpd (dry basis) of Stratabound material. Key elements of the process flowsheet include primary crushing, semiautogenous grinding (SAG) followed by ball milling and pebble crushing (SABC) circuit, talc pre-flotation of Stratabound mineralization, sequential flotation of copper, lead, and zinc, and single copper flotation for Stringer mineralization.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The planned infrastructure at the Aripuanã project includes: three underground mines, accessed by three portals and three ramps, dry stack tailings storage facility (TSF), power supply, water storage dam, access and site road, maintenance shops and fuel storage.

The current waste management strategy includes the following aspects: surface water management to minimize water entering the tailings area; adoption of dry stack (filtered) tailings disposal on surface and tailings disposal as cemented paste backfill underground; site selection for the Tailings Management Facility (TMF) sites; minimizing the size and space required for the fresh water pond and thus, providing more space for adjacent TMF sites. A portion of the process plant water demand will be supplied from mine dewatering, which will be supplemented by pumping from an aquifer in the vicinity of the mine site; and utilization of non-acid forming mine waste rock to provide supplemental perimeter containment of the tailings.

Electrical power is proposed to be provided to the Aripuanã project by the Dardanelos Hydroelectric Plant, connected to the National Energy System, and located near the mine. The Aripuanã project includes the installation of a 69-kV transmission line and associated infrastructure, such as substations and switchyards, to the Dardanelos transmission system.

The Aripuanã project water balance requires a top-up fresh water supply of approximately 150m3/h. Nexa has undertaken a water supply engineering study based on the construction of a water dam and creation of a fresh water lake in a valley adjacent to the Aripuanã project site. Nexa Resources has obtained authorization from the regional authority to construct the dam and to draw up to 378 m3/h of fresh water from the dam to supply the Aripuanã project.

Environmental, Permitting and Social Considerations

The environmental licensing process for the Aripuanã project started in 2008 following the Terms of Reference (ToR) issued by Mato Grosso environmental agency (SEMA/MT). An initial Environmental Impact Assessment (EIA) was filed in 2014, however, due to changes in the engineering process in 2015 and 2016, a new ToR was requested and an updated EIA was completed in July 2017 by GeoMinAs – Geologia e Mineração e Assessoria ltda. SEMA/MT issued Preliminary Permit # 309707/2018 in 2018, which is valid until March 14, 2021.

On December 20, 2018, SEMA/MT granted the installation license for the Aripuanã project, which allowed Nexa to begin construction.Consultations with indigenous peoples to date regarding Aripuanã impacts and mitigation have been under supervision of National Historical and Cultural Heritage Institute (IPHAN) and National Indian Foundation (FUNAI).

A preliminary closure plan has been developed to provide an early opportunity to discuss the closure approach and initial costing. The closure plan will be updated as the Aripuanã project progresses. At the end of mining operations, the main facilities requiring closure will include the underground mine, water management and drainage systems, mine rock storage area, dry-stack tailings, site access roads, buildings, and associated infrastructure.

Magistral

The most recent NI 43-101 technical report with respect to Magistral is the technical report titled “Technical Report on the Preliminary Economic Assessment of the Magistral Project, Ancash Region, Peru” with an effective date August 2, 2017 (the “Magistral Technical Report”) prepared by RPA and in particular: Ian Weir, P.Eng., Rosmery J. Cardenas Barzola, P.Eng., Philip Geusebroek, P.Geo., Kathleen A. Altman, Ph.D., P.E., and Stephan Theben, Dipl.-Ing. The Magistral Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Magistral is based on information presented in the Magistral Technical Report. The mineral resources for the Magistral project has been estimated by Nexa as of June 30, 2017 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Magistral Technical Report.

Project Description, Location and Access

Project Setting

The Magistral project is located in the Ancash Region, approximately 450km north northwest of the capital of Lima and approximately 140km east of the port city of Trujillo. The center of the Magistral project is approximately at Universal Transverse Mercator (or UTM) co-ordinates 9,090,500mN and 194,300mE (WGS 84, Zone 18S). The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of secondary, poorly maintained roads that traverse steep topography.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Magistral project consists of a large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral project comprises 34 granted concessions, totaling 14,495.17 hectares.

In 2011, Nexa Peru was awarded a contract to develop Magistral, which was amended from time to time. Nexa made an initial payment of US$8.02 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract, Nexa exercised the option by committing to perform investments in the Magistral project until September, 2024. Nexa Peru currently holds a 100.0% interest in 11 of the 34 concessions comprising the Magistral project. Nexa holds 21 concessions by way of a lease agreement entered into with Companía Magistral S.A.C. and Companía Minera Atacocha S.A.A., a company also controlled by Nexa Peru, holds a 100.0% interest in two concessions.

History

The Pasto Bueno—Conchucos district, of which Magistral is a part, was known early in the colonial era as a gold-silver producing district. Early records report the production of 22,000 ounces of gold and 44,000 ounces of silver between 1644 and 1647. The first modern records of exploitation date to 1915 when the Garagorri Mining Company built a small smelting furnace to exploit high-grade surface ores from shallow workings in the Arizona and El Indio outcrops. This operation continued until 1919. In 1920, Cerro de Pasco Corporation (or Cerro de Pasco) conducted a thorough study of the deposit area, which included topographic and geologic mapping. A total of 854m of underground workings were accessible in 1920.

Cerro de Pasco purchased the Magistral concessions in 1950, but no significant work was done until 1969. From 1969 to 1973, Minera Magistral conducted a surface and underground exploration program. Buenaventura Ingenieros S.A. conducted a thorough evaluation of the Magistral deposit in 1980-1981. In 1997, Minero Peru S.A. (Minero Peru) began the process to privatize Magistral by inviting open bidding. An option to purchase the titles to the five Magistral mining concessions was awarded to Inca Pacific Resources Inc. (Inca Pacific) on February 18, 1999. In November 2000, Inca Pacific and Minera Anaconda Peru S.A. (Anaconda Peru) formed Ancash Cobre, as a holding company to carry out exploration and development at Magistral. From 1999 to 2001, Anaconda Peru completed 76 drill holes totaling 24,639.58 m. In March 2004, Inca Pacific acquired Anaconda Peru’s 51.0% interest in Ancash Cobre for US$2.1 million, thus restoring its 100.0% interest in Magistral.

In 2004, Ancash Cobre completed a 7,984.85 m, 34-hole, diamond drill hole program, a geotechnical review, and initiated environmental baseline studies. In 2005, Inca Peru entered into a joint venture with Quadra Mining (Quadra). In 2005 Ancash Cobre (funded by Quadra) drilled 14,349.35 m in 60 holes. In October 2005, Quadra withdrew from the joint venture and retained no interest. In 2006 Ancash Cobre completed a 7,073.5 m, 49-hole, diamond drilling program, and a positive preliminary feasibility study was issued by SRK in October 2006. In 2007, Ancash Cobre drilled 18,222.35 m in 116 drill holes, prepared a new mineral resource estimate, and completed a final feasibility study. In December 2009, the Peruvian government agency responsible for administering the Magistral contract with Ancash Cobre announced that it was terminating the contract.

In December 2009, the Peruvian government agency responsible for administering the contract to develop the Magistral property with Ancash Cobre announced that it was terminating the contract. In April 2011, Milpo was awarded the contract to develop Magistral by making an initial US$8.02 million payment. Milpo’s interest in the project is subject to a 2% NSR royalty upon production.

Geological Setting, Mineralization and Deposit Types

The western continental margin of the South American Plate developed at least since Neoproterozoic to Early Paleozoic times and constitutes a convergent margin, along which eastward subduction of Pacific oceanic plates beneath the South American Plate takes place. Through this process, the Andean Chain, the highest non-collisional mountain range in the world, developed.

The Central Andes developed as a typical Andean-type orogen through subduction of oceanic crust and volcanic arc activity. The Central Andes includes an ensialic crust and can be subdivided into three main sections which reveal different subduction-geometry as well as different uplift mechanisms. The Northern Sector of the Central Andes, which hosts the Magistral project, developed through extensional tectonics and subduction during early Mesozoic times. The sector was uplifted due to compression and deformation towards the foreland. In the last 5Ma a flat-slab subduction developed (Peruvian Flat Slab Segment).

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

The Cretaceous sedimentary rocks are bounded to the east by an early Paleozoic metamorphic terrane composed mainly of micaceous schist, gneissic granitoid and slate. The Cretaceous sedimentary sequence unconformably overlies these metamorphic rocks. The Cretaceous rocks are structurally overlain by black shale and sandstone of the Upper Jurassic Chicama Formation that were thrust eastwards along a prominent regional structure. The Chicama Formation was intruded by granodiorite and quartz diorite related to the extensive Cordillera Blanca batholith, which has been dated at 8.2 +/ — 0.2 Ma.

Several major structural features are evident in the Cretaceous sedimentary rocks in the Magistral region, including anticlines, synclines, and thrust faults. The trend of the fold axes and the strike of the faults changes from northwest to north near Magistral.

Exploration

Since acquiring the Magistral project in 2011, the Company has initiated a comprehensive exploration program consisting of geological mapping, prospecting and sampling, ground geophysical surveying, and diamond drilling. Geological mapping at a scale of 1:2,000 was completed in the Ancapata area and the area north-northeast of Magistral over an area of 386.50 hectares. The objective was to verify and supplement the information available from Ancash Cobre’s exploration.

From October 2012 to January 2014, Arce Geofisico SAC was contracted to complete ground magnetic and Induced Polarization (IP) surveying over an area of 520 hectares covering the Magistral deposit and the adjoining Ancapata area. The objective was to characterize the geophysical signature of the Magistral deposit and to survey the Ancapata area. Work was completed on 100 m spaced lines oriented at N125°W. An initial 30 line-km survey was expanded to 55.1 line-km of IP and 57.25 ln-km of ground magnetics in order to delineate chargeability and resistivity anomalies. Drilling ceased on the property in 2015.

No exploration work was carried outon the project during 2019.

Drilling

Through the end of 2015, a total of approximately 101,900m of surface diamond drilling have been completed in 486 drill holes. In addition, 14 short underground diamond holes were drilled for a total of 1,298.8 m, in the San Ernesto, Arizona, and Sara zones between 1969 and 1973. In 1999, 2000, and 2001, Anaconda drilled 76 diamond drill holes totaling 24,640 m. All surface drilling from 2000 onward was carried out on northeast (035o) and northwest (305o) oriented sections. In 2004, Ancash Cobre (or Inca Pacific) completed 34 drill holes, totaling 7,985 m, and in 2005 Ancash Cobre (or Quadra) drilled 14,349 m in 60 holes. Milpo’s drilling in 2012 was contracted to Redrilsa Drilling S.A. (or Redrilsa). Since 2012, the drilling has been contracted to Geotecnia Peruana S.R. Ltda. (or Geotecnia Peruana).

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. The 2015 drilling consisted entirely of infill holes.

No drilling program was carried out on the project during 2019.

Sampling, Analysis and Data Verification

Surface drill hole collars were spotted using a handheld GPS instrument. The azimuth and dip of the holes were established using a compass and inclinometer. The attitude of the holes with depth was determined using a variety of tools over time with readings taken by the drillers. During the 2012 and 2013 drilling programs, the attitude of the holes was surveyed with a Reflex Maxibor instrument; in 2014, a Devico Deviflex instrument was used; and in 2015, a Reflex Gyro instrument was used. The interval between readings varied from 2 m to 5 m, depending on the year in which the holes were drilled. Upon completion of the surface holes, casings were pulled, PVC pipe was inserted, and the collar filled with concrete. Hole locations were surveyed. Drill core is placed sequentially in plastic core boxes at the drill by the drillers. The core is delivered to the Company’s secure logging facility by the drilling contractor on a daily basis where depth markers and core box numbers are checked and the core is cleaned and reconstructed. The core is logged geotechnically, including the calculation of the core recovery, core loss, and rock quality designation (or RQD). The fracture type and density are recorded. Core recovery is generally very good in fresh rock, typically in the 90.0% to 100.0% range. RQD is generally good to very good, typically 75.0% or better. The core is descriptively logged and marked for sampling by Company geologists with particular attention to lithologies, structure, alteration, and mineralization. Logging is initially on paper and entered into a spreadsheet-based template for integration into the Magistral project digital database later. The core is photographed wet with a digital camera after logging but before sampling.

Samples for bulk density determination are taken regularly. Samples of representative material of approximately 10cm length are selected for testing using the water immersion method. Porous samples are oven dried, weighed, and covered with a thin layer of paraffin prior to weighing again both in air and water. Core samples are taken by sawing the core in half length-wise where indicated by the logging geologist. Samples are typically two meters long in mineralized intervals. A two metre long sample is commonly taken at 10 m intervals in barren intervals. Samples typically do not cross geological boundaries. Half the sampled core was returned to the box and the other half was placed in plastic bags. Split core samples are tracked using three-part ticket books. One tag is stapled into the core box at the beginning of the sample interval, one tag is placed in the sample bag with the sample, and the last tag is kept with the geologist’s records. Core boxes are stored on racks at the core logging facility for later retrieval if required. Company personnel deliver the split core samples to Trujillo on a regular basis where they are transported by a bonded carrier to Lima for analysis. RPA is of the opinion that the drilling, core handling, logging, sampling, security, and shipping procedures are adequate for the purposes of the Magistral Technical Report.

From the drill site to the sample preparation facility, the following protocol was followed: drill core was collected from the drill platform and transported by vehicle to the Magistral camp; lithology, structure, mineralogy, alteration was logged graphically onto gridded paper by company geologists and sample intervals were marked on the core. QA/QC sampling is also marked onto the core at this stage. RQD, structural, and fracture logging is also performed at the logging stage; sample length is generally from 0.5 m to 2.0 m, except when hard, geological boundaries were reached, the sample might be slightly less, or slightly more, than two meters long; core photos are taken with a digital camera; core was sawed lengthwise, down the core axis, by a diamond saw. One half is put in plastic sample bags and labeled with the sample number assigned by the geologist. Bagged split samples are then packed in larger bags and then sent to the assay laboratory; sample lots were transported by vehicle to the sample preparation facility and to the laboratory; and sample rejects (i.e. greater than 10 mesh fraction) were stored at the laboratory.

For samples analyzed at Certimin/CIMM, batches of samples are dried in stainless steel trays in an oven at either 60oC or 100oC until humidity reaches a desired level. They are then crushed in a jaw crusher using quartz flushes and compressed air to clean the equipment between samples. Secondary crushing is then performed with a roller crusher which is cleaned in the same manner. Secondary crushed samples are then run three times through a Jones riffle splitter to homogenize and the split positions switched before selection of the subsample for pulverisation. Pulverizers use a ring and bowl design. Compressed air and occasionally quartz flushes are used to prevent sample contamination and industrial alcohol is added to prevent samples from adhering to the bowl walls. Pulps are run through a secondary splitter and reject pulp duplicates are packed and stored for future usage. For samples analyzed at ALS Global, the sample was logged in the tracking system, weighed, dried, and finally crushed to greater than 70.0% passing a 2 mm screen. A split of up to 250 g was taken and pulverized to more than 85% passing a 75 micron screen. This sample preparation package was coded PUL -31 by ALS Global. Following preparation, samples were ready for analysis at the same facility in Lima, Peru. ALS Global is accredited to ISO/IEC 17025 for all relevant procedures. These laboratories are independent of the Company. In RPA’s opinion, the sample preparation methods are acceptable for the purposes of a mineral resource estimate.

Assays were processed by ALS Global’s facilities in Lima, which are accredited to ISO/IEC 17025 (ALS, 2012) and Acme Analytical Laboratories Ltd.’s (or Acme) facilities in Vancouver, British Columbia, Canada, which are accredited to ISO9001. These laboratories are independent of the Company. In RPA’s opinion, the sample analysis methods are acceptable for the purposes of a mineral resource estimate. Database management is carried out by a dedicated onsite geologist under the supervision of the project geologist. Logging sheets prepared by the geologist are transcribed to the database management system GeoExplo. Original drill logs, structural logs, geotechnical logs, and details related to the hole are stored on site in a folder, specific to each drill hole. Folders are clearly labelled and stored in a cabinet in the office. Assay certificates are mailed to the site by ALS Global and emailed to appropriate Company employees. Certificates are reviewed by geologists prior to uploading to GeoExplo. In RPA’s opinion, the QA/QC program as designed and implemented by the Company is adequate and the assay results within the database are suitable for use in a mineral resource estimate.

Mineral Processing and Metallurgical Testing

Metallurgical test work was completed using samples from the Magistral project starting in 2000. The early test work was reported in a number of technical reports that were completed for Inca Pacific Resources. The work indicated that the mineralization was amenable to sulphide flotation, excellent recoveries were achieved for both copper and molybdenum, and it was possible to separate the molybdenum and the copper from the bulk flotation concentrate into individual concentrates using standard flotation conditions and reagents. The difficulty with the early test work was that the resulting flotation concentrates contained elevated levels of arsenic and antimony that would result in high smelter penalties or may possibly make it difficult to market the concentrates. Therefore, when Milpo initiated metallurgical test work in 2012, the emphasis was to utilize more selective flotation reagents in order to minimize the arsenic and antimony that reported to the flotation concentrates while maintaining the concentrate grades and metal recovery. The recent test work results in copper recovery just over 90.0% and molybdenum recovery just under 90.0% with marketable concentrate grades. The copper concentrate contains approximately 0.3% As and 0.2% Sb.

The conceptual plant designed for Magistral will process 30,000tpd using: primary crusher; semi-autogenous grinding (or AG) mill; ball mill; bulk sulphide flotation circuit to recover copper and molybdenum; bulk concentrate regrind mill; copper—molybdenum separation flotation circuit; molybdenum concentrate regrind mill; molybdenum flotation circuit; thickening for tailings; thickening and filtration for the copper and molybdenum concentrates; drying and bagging for the molybdenum concentrate; and support systems.

We expect the feasibility study for the project to be concluded in the last quarter of 2020. The start-up of the Magistral mining project is subject to various factors, including improvements on plant infrastructure, construction of a new tailings dam and the approval of required permits.

Mineral Resources Estimate

The mineral resource estimate dated June 30, 2017 is reported using the 2014 CIM Definition Standards and was completed using MineSight, Leapfrog Geo, and Supervisor software. Wireframes for geology and mineralization were constructed in Leapfrog Geo based on geology sections, assay results, lithological information, and structural data. Assays were composited to five metre lengths, then interpolated using a high yield restriction for anomalously high grades instead of capping. Grade was interpolated into a 10 m by 10 m by 10 m regular block model. Blocks were interpolated with grade using Ordinary Kriging (OK) and checked using Inverse Distance Squared (ID2) and Nearest Neighbour (NN) methods. Block estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Mineral resources are based on a 0.2% Cu cut-off grade inside a pit shell. RPA concurs that it is more reasonable to declare the mineral resource based on Cu grade than NSR, because molybdenum and silver grades are low relative to copper.

Mineral Reserves Estimate

There are no mineral reserves at the Magistral Project.

Mining Operations

Open pit mining is proposed to be carried out by a contractor as a conventional truck and shovel operation. The Company is currently studying the option to mine using owner-owned equipment but the trade-off analysis was not available at the time of the Magistral Technical Report. The mining contractor would undertake the following activities: drilling performed by conventional hydraulic production drills; blasting using ANFO (ammonium-nitrate fuel oil) and a down-hole delay initiation system; and loading and hauling operations performed with hydraulic excavators, and 40t 8x4 haulage trucks.

The production equipment would be supported by bulldozers, graders, and water trucks. The Company would supervise the overall mining operation with its own employees including mining engineers, geologists, surveyors, and support staff. Mineralized material will be fed directly into a primary crusher located adjacent to the open pit. Material from the crusher will be transported to the processing facility using a system of conveyors. Topsoil stripping will be required to gain access to mineral and waste rock below. The volume is estimated to be approximately 2.2Mm3, which will be stored to the northeast of the pit. Waste rock will be sent to either the Valley Waste Dump (located west of the pit) or the North Waste Dump (located to the northeast of the pit). Studies at the preliminary economic assessment level typically include inferred mineral resources; however, the Company has used only measured and indicated mineral resources in the Whittle optimization and no inferred mineral resources are included in either the mine plan or cash flow analysis.

Processing and Recovery Operations

The conceptual plant designed for Magistral will process 30,000 tpd using:

•	Primary crusher

•	Semi-autogenous grinding (SAG) mill

•	Ball mill

•	Bulk sulphide flotation circuit to recover copper and molybdenum

•	Bulk concentrate regrind mill

•	Copper—molybdenum separation flotation circuit

•	Molybdenum concentrate regrind mill

•	Molybdenum flotation circuit

•	Dewatering

•	Support systems

ROM mineralization will be delivered to a primary gyratory crusher that is located adjacent to the mine. Crushed mineralization will be transported by a series of overland conveyor belts to a crushed ore stockpile that is located near the processing plant. Vibrating feeders will draw mineralization from the stockpile and transfer it to a conveyor belt that feeds the SAG mill. In the SAG mill the mineralization is mixed with water to form a slurry. Slurry from the SAG mill will discharge onto a vibrating screen. Oversize from the screen is returned to the SAG mill for further size reduction. The design includes sufficient space that a pebble crusher may be added to the circuit at a future date if it is determined that the pebbles reach a critical size that cannot be reduced by the SAG mill alone. Undersize from the screen will be pumped to a series of high frequency vibrating screens that are designed to classify the mineralization to a particle size of 80% passing (P80) 150 µm. Undersize from the screens flows to one of two ball mills while oversize from the screens is the final product from the comminution circuit. Undersize from the high frequency screens will be pumped to a conditioning tank where reagents are added to the slurry. The bulk flotation circuit includes rougher and scavenger flotation circuits to recover bulk sulphide flotation concentrate that contains the copper and the molybdenum. The bulk rougher and scavenger tailings are the final tailings from the plant. The bulk concentrate is reground in a ball mill that is operated in closed circuit with cyclones to produce a product size of P80 45 µm. The ground concentrate is processed in three stages of bulk cleaner flotation. The final bulk cleaner flotation concentrate will flow by gravity to a bulk concentrate thickener where it is dewatered to a slurry density of approximately 55% solids by weight.

The thickener underflow will be processed in a rougher—scavenger flotation circuit to separate the molybdenum from the copper. Tailings from the rougher—scavenger circuits are the final copper concentrate. The concentrate from the rougher—scavenger circuit flows by gravity to the molybdenum flotation circuit and regrind circuit. The molybdenum concentrate is reground in a ball mill that is operated in closed circuit with cyclones. Overflow from the cyclones is processed in three stages of molybdenum cleaner flotation. Concentrate from the third molybdenum cleaner flotation circuit is the final molybdenum concentrate. High rate thickeners are used for both the bulk flotation concentrate and for the copper concentrate. The copper concentrate is dewatered to a slurry density of approximately 70% solids by weight. The thickener underflow slurry is sent to a horizontal plate and frame filter press for further dewatering of the copper concentrate. The dewatered copper concentrate discharges into a storage area where it is loaded onto trucks for transport. Molybdenum concentrate is dewatered in a similar, smaller circuit. It is dewatered in a thickener and horizontal plate and frame filter press. The discharge from the molybdenum filter press discharges to a dryer. The dried concentrate is processed in a bagging system where it is loaded into bags for shipment.

Tailings will also be dewatered in a high-density thickener to produce a slurry density of 70% solids by weight prior to pumping to the Tailings Storage Facility. The water from all of the thickener overflows is recycled to the various processing circuits. The conceptual design includes reagent mixing and storage facilities, automation and instrumentation, water supply and distribution, and air supply and distribution.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Local resources are minimal. The closest electric power substation connected to the national grid is at Pallasca (69 kV/22.9 kV), a distance of approximately 60 km from the Magistral property. The Magistral project infrastructure was evaluated by Golder Associates Inc. (or Golder) in its 2016 feasibility study (or Golder 2016 FS). The facilities and infrastructure for the Magistral project were grouped into two large areas: the first area is the internal infrastructure (or On-Site Infrastructure) and the second area is the external infrastructure (or Off-Site Infrastructure).

The On-Site Infrastructure comprises the following key components:

•	Auxiliary concentrator plant infrastructure which includes: reagent plant, located at 4,440 meters above sea level and occupies an area of 600 m2; reagent storehouse located at 4,458 meters above sea level and the compressor house located on a platform adjacent to the concentrator plant and occupies an area of 550 m2;

•	Internal mine operation roads, which will connect the different facilities of the Magistral project.

•	The road design has been developed taking into account the regulations established by the Ministry of Transport and Communications (or MTC) in 2013 and the Occupational Safety and Health Regulations (or OSHR);

•	The electrical distribution system of the Magistral project, which will supply power to all facilities of the concentrator plant, services and infrastructure plant and mine;

•	The supply of fresh water for the Magistral project will be abstracted from the La Esperanza Lake, which is located in the upper part of the Toldobamba micro basin;

•	Two camps are envisaged for the Magistral project: a concentrator plant camp and a mine camp;

•	The fuel storage and dispatch station are located at 4,057 meters above sea level on a 7,100 m2 platform;

•	Five warehouses and two workshops are planned within the mine infrastructure; and

•	Fire suppression system covering the following areas: concentrator and mine camps, central warehouse, processing and concentrate storage areas, mine and concentrator offices, concentrator plant workshops, and the mine maintenance areas.

The Off-Site Infrastructure comprises the following key components:

•	The supply of electrical energy for the Magistral project will be provided by third parties and requires a new 69 kV transmission line between the existing Ramada electrical substation and the projected Magistral electrical substation. The transmission line to the site will be approximately 60 km;

•	The main access road to the Magistral project will be used for external access and transport of concentrates to the port of Salaverry. This route will consist mainly of National Route PE-3N from Trujillo-Huamachuco with a diversion near the La Arena mine, passing through the populated centers of Alto de Tamboras and Pampa El Co´ndor, and finally passing Pelagatos Lake, before reaching the Magistral project; and

•	The transport of concentrates is envisaged to be outsourced through a specialized company hired by Milpo. The service includes the transport of copper and molybdenum concentrate, from the Magistral project, via Huamachuco, to the port of Salaverry for the copper concentrate and to

•	the port of Callao for the molybdenum concentrate. The port logistics of concentrate handling and shipment would be carried out by a logistics operator hired by Nexa.

Environmental, Permitting and Social Considerations

An EIA had been submitted in 2008 and was approved in 2009, however, the approval was revoked in 2010 due to the fact that social concerns by the community of Conchucos had not been resolved. A new EIA was submitted in 2016 and was approved in September 2016. The EIA submitted in 2016 included a full description of baseline conditions, however, this chapter of the EIA was not available for the preparation of the Magistral Technical Report. Since the EIA was approved in 2016, it is assumed that the information provided in the EIA was considered adequate by the responsible Peruvian authorities. The Magistral project does not overlap with any recognized protected or sensitive areas.

Magistral has taken a proactive approach to community engagement. The Magistral office in Conchucos is equipped with several copies of past engineering reports, including the full 2016 EIA, as well as maps and demonstrative tools to educate the public about the Magistral project. Consultation sessions are open to the public and discussions are held at the offices. The Company has actively consulted on the effects of the Magistral project and has responded to and considered stakeholder concerns and comments as part of the final EIA. The Company reports that the population of Conchucos is supportive of the Magistral project and expects to benefit from an increase in economic activity and employment in the area. There have been some issues with the adjacent Pampas community relating to a dispute over land rights between the Pampas and Conchucos communities.

Other Projects

In addition to the information disclosed above, we have interest in four greenfield mining projects in Peru (Shalipayco, Hilarión, Pukaqaqa and Florida Canyon Zinc) and one in Brazil (Caçapava do Sul). Such projects are undergoing preliminary studies. For more information see “—Mining operations—Growth projects” included in the 20-F form.

Shalipayco

The most recent NI 43-101 technical report with respect to Shalipayco is the technical report titled “Technical Report on the Preliminary Economic Assessment of the Shalipayco Project, Junín Region, Perú” with an effective date of July 26, 2017 (the “Shalipayco Technical Report”) prepared by RPA and in particular: David Robson, P.Eng, M.B.A, José Texidor Carlsson, P.Geo., Kathleen A. Altman, Ph.D., P.E., and Stephan Theben, Dipl. Ing. The Shalipayco Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Shalipayco is based on information presented in the Shalipayco Technical Report. The mineral resources for the Shalipayco project have been estimated by Nexa as of December 31, 2018 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Shalipayco Technical Report.

The Shalipayco project consists of 52 granted concessions totaling 22,608.99 hectares and one concession applications totaling 740.59 hectares located in the Junín Region, approximately 170 km northeast of Lima and approximately 35 km southeast of the city of Cerro de Pasco. The center of the Shalipayco project is located at approximately 75°58’W Longitude and 10°07’S Latitude at elevations between 4,000 meters above sea level to 4,800 meters above sea level. The Shalipayco property can be reached by vehicle from Cerro de Pasco by driving southwards along Route 3N (Longitudinal de la Sierra) to the town of Carhuamayo, then turning northeasterly along a secondary road.

Pan American Silver (Peru) S.A.C. holds a 25.0% interest in the Shalipayco project company, Compañia Minera Shalipayco S.A.C., and the Company holds the remaining 75.0% though Nexa Peru. The Shalipayco project consists of a single large, irregularly shaped block of contiguous concessions. Compañia Minera Shalipayco S.A.C. holds 100.0% of the mineral interests in the Shalipayco project, with the exception of one mineral concession held directly by Nexa Resources.

In 2007, the Company acquired a 70% interest in the Shalipayco project, with the other 30% and a 1% NSR royalty (which royalty was subsequently assigned to Maverix Metals Inc.) held by the previous owner Pan American Silver (Pan American Silver). In 2014, the Company sold its interest to Milpo, which later in 2016 increased its interest in the Shalipayco project to 75% through the payment of US$15 million in cash to Pan American Silver.

Shalipayco is an advanced exploration project, with minimal existing on-site infrastructure. The Shalipayco project site is situated approximately 17km northeast of the town of Carhuamayo, Junín Province. There is an access road to the site from Carhuamayo, and a second access road from Regional Road 107, which connects the city of Carhuamayo to the city of Paucartambo. Any mining development on the Shalipayco property would have access to hydroelectric power from the national electrical grid system (Sistema Electrico Interconnectado National). Water requirements for a mining project could be met by streams and small lakes on the Shalipayco property.

From late April 2017 to late January 2018, Nexa completed a total of 37,239 meters of diamond drilling, out of which 35,105 meters were in 122 exploration holes and 2,134 meters were for metallurgical test work in 12 holes. There was no drilling activity during 2019.

Data from this drilling phase has contributed to the redefinition of the geological, structural and mineralization model, as well as to a new block model that indicates an increase to the 2017 mineral resource estimate. The mineral resource estimate conforms to the 2014 CIM Definition Standards.

In 2019, Nexa spent approximately US$0.6 million on this project, only relating to exploration activities as geological information acquisition, environmental and social aspects. During 2019, Nexa started a hydrological campaign based on an environmental impact assessment in order to advance the development of the pre feasibility study. Nexa also anticipates performing further studies to improve the hydrogeological assessment and to evaluate alternatives to processing the ore of Shalipayco. Nexa also expects to move forward with metallurgical testworks already in progress.

Activities in 2019 also focused on supporting the community relations team on the dissemination of information regarding the community support project in the Carhuamayo community, with the goal of engaging in and resuming studies with greater intensity in subsequent years.

Hilaríon

The most recent NI 43-101 technical report with respect to Hilarión is the technical report titled “Technical Report on the Hilarión Project, Ancash Region, Peru” with an effective date February 14, 2020 (the “Hilarión Technical Report”) prepared by RPA and in particular: Jason Cox, P.Eng., Normand Lecuyer, P.Eng., Rosmery J. Cardenas Barzola, P.Eng., Brenna J. Y. Scholey, P. Eng., and Luis Vasquez, M.Sc., P. Eng. The Hilarión Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com. The scientific and technical information set out herein with respect to Hilarión is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Hilarión Technical Report or approved by such person.

The Hilarión project is located in the Department of Ancash, approximately 230 km north of the capital of Lima and approximately 80 km south of the city of Huaraz. The centre of the project is approximately at Universal Transverse Mercator (UTM) co-ordinates 8,895,000m N and 282,000m E (WGS 84, Zone 18S). The project can be reached by vehicle via a secondary road off of Route 3N (Longitudinal de la Sierra).

The Hilarión project consists of a large, irregularly shaped block of contiguous concessions with several smaller, non-contiguous concessions peripheral to it. It consists of 71 mineral rights, including 70 mineral concessions and one mineral claim totalling 15,364.20 hectares. Of the 71 mineral rights comprising the project, 59 mineral concessions are registered in the name of Nexa Peru and ten are registered in the name of Compañía Minera Gaico S.A. (Gaico), a company 93.4% owned by Nexa. Two mineral concessions are held jointly by Gaico (50%) and the Estate of Mr. Arnulfo Carbajal (50%).

The mineralization at Hilarión–El Padrino occurs along the contacts of dikes but also as discrete tabular vertical zones. The zones are elongated parallel to the main northwestsoutheast structures, which is also the direction of most of the dikes. The Hilarión deposit consists of multiple zones that vary from 3 m to 65 m in thickness and from 100 m to 1,500 m along strike. The mineralization in the project area consists of sulphides containing potentially economic concentrations of zinc, silver, lead, copper, and gold that have formed during the interaction between magmatic hydrothermal fluids and the country limestone (skarn).

The Hilarión project is at an advanced exploration stage. Since 2005, Nexa Peru has drilled 614 diamond drill holes for a total of approximately 261,000m at the Hilarión deposit and 87 diamond drill holes for a total of approximately 38,300m at the El Padrino deposit. In 2018 and 2019, Nexa drilled eleven drill holes totalling 13,027.25m at Hilarión North and six drill holes totalling 4,098m targeted the Hilarión Cuerpo 33. The results confirmed the continuity of the mineralization at Cuerpo 33 domain, and the new discovery at Hilarión North. The 2018-2019 exploration program was successful in delineating and confirming Hilarión North with good exploration potential for more mineralization along strike to the north and down dip. A number of good exploration targets exist at both Hilarión and El Padrino which require further exploration.

Pukaqaqa

The most recent NI 43-101 technical report with respect to Pukaqaqa is the technical report titled “Technical Report on the Pukaqaqa Project, Huancavelica Region, Peru” with an effective date August 4, 2017 (the “Pukaqaqa Technical Report”) prepared by RPA and in particular: Jose Texidor Carlsson, P.Geo., Katharine Masun, P.Geo., David M. Robson, P.Eng., M.B.A., Kathleen A. Altman, P.E., and Stephan Theben, Dipl.-Ing. The Pukaqaqa Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com. The scientific and technical information set out herein with respect to Pukaqaqa is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Pukaqaqa Technical Report or approved by such person.

Certain of the scientific and technical information set out herein with respect to Pukaqaqa is based on information presented in the Pukaqaqa Technical Report. The mineral resources for the Pukaqaqa project have been estimated by Nexa as of July 31, 2017 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Pukaqaqa Technical Report.

The Pukaqaqa project consists of 34 granted concessions totaling 11,125.87 hectares located in the Department of Huancavelica, approximately 230 km southeast of the capital of Lima and approximately 11km northwest of Huancavelica city. The center of the Pukaqaqa project is approximately at Universal Transverse Mercator (UTM) co-ordinates 8,595,000m N and 498,000m E (WGS 84, Zone 18S). The distance by road from Huancavelica to the site is 69km on winding gravel roads and takes about 2.5 hours to drive.

The Pukaqaqa project consists of a large, irregularly shaped block of contiguous concessions and one smaller, non-contiguous concession. In October 2001, Milpo optioned 100% of the Pukaqaqa property from Rio Tinto Mining and Exploration Ltd. (or Rio Tinto) for staged cash payments totaling US$4.0 million over a six-year period. Rio Tinto retains a 1.0% NSR royalty.

No drilling program was carried out on the project during 2019.

Florida Canyon Zinc

The most recent NI 43-101 technical report with respect to Florida Canyon Zinc is the technical report titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Florida Canyon Zinc Project, Amazonas Department, Peru” with an effective date of July 13, 2017 (the “Florida Canyon Zinc Technical Report”) prepared by SRK Consulting (U.S.) Inc. (“SRK”) and in particular: Walter Hunt, CPG, J.B. Pennington, MSc, CPG, AIPG, Daniel H. Sepulveda, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, James Gilbertson, MCSM, CGeol, FGS, and John Tinucci, Ph.D., P.E. The Florida Canyon Zinc Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com.

Certain of the scientific and technical information set out herein with respect to Florida Canyon Zinc is based on information presented in the Florida Canyon Zinc Technical Report. The mineral resources for the Florida Canyon Zinc project have been estimated by Nexa as of July 13, 2017 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Florida Canyon Zinc Technical Report.

The Florida Canyon Zinc project is owned and operated by Minera Bongará S.A., a joint venture between Solitario Zinc Corp. (or Solitario) and Milpo in existence since 2006. Milpo owns 61.0% of Minera Bongará S.A., with Solitario holding the remaining 39.0% ownership interest. Florida Canyon Zinc is an advanced mineral exploration project comprised of sixteen contiguous mining concessions, covering approximately 12,600 hectares. The concession titles are in the name of Minera Bongará. All of these concessions are currently titled.

The Minera Bongará concessions are completely enveloped by a second group of thirty-seven contiguous mining concessions, covering approximately 30,700 hectares. The concession titles are in the name of Minera Chambara, also owned by Minera Bongará. Of the thirty-seven concessions, twelve titles are pending.

Nexa, as operator of the joint venture company Minera Bongará, has entered into a surface rights agreement with the local community of Shipasbamba, which controls the surface rights of the Florida Canyon Zinc project. This agreement provides for annual payments and funding for mutually agreed upon social development programs in return for the right to perform exploration work including road building and drilling. From time to time, Milpo also enters into surface rights agreements with individual private landowners within the community to provide access for exploration work.

The Florida Canyon Zinc project is located in the Eastern Cordillera of Peru at the sub-Andean front in the upper Amazon River Basin. It is within the boundary of the Shipasbamba community, 680 km north-northeast of Lima and 245 km northeast of Chiclayo, Peru, in the District of Shipasbamba, Bongará Province, Amazonas Department. The Florida Canyon Zinc project area can be reached from the coastal city of Chiclayo by the paved Carretera Marginal road. The central point coordinates of the Florida Canyon Zinc project are approximately 825,248 East and, 9,352,626 North (UTM Zone 17S, Datum WGS 84). Elevation ranges from 1,800 meters above sea level to approximately 3,200 meters above sea level. The climate is classified as high altitude tropical jungle in the upper regions of the Amazon basin. The annual rainfall average exceeds 1m with up to 2m in the cloud forest at higher elevations.

Peru imposes a sliding scale NSR on all precious and base metal production of 1% on all gross proceeds from production up to US$60,000,000, a 2% NSR on proceeds between US$60,000,000 and US$120,000,000 and a 3% NSR on proceeds in excess of US$120,000,000. No other royalty encumbrances exist for the Florida Canyon Zinc Project.

In 2019, Nexa started drilling on the Florida Canyon Zing project, focusing on two sulfide concentration areas, which are related to feeders that generate the concentration of sulphides in the mantos, bodies and veins mineralization. During 2019, Nexa spent approximately US$6.5 million on the project and performed 14.8 km of diamond drilling

Nexa has budgeted US$1.3 million for the Florida Canyon Zinc project for 2020. During 2020, Nexa expects to advance with the consolidation of geological and geochemical data, in addition to social programs for the local community.

Caçapava do Sul

The most recent NI 43-101 technical report with respect to Ca¸capava do Sul is the technical report titled “Technical Report on the Caçapava do Sul Project, State of Rio Grande Do Sul, Brazil” with an effective date August 3, 2017 (the “Caçapava do Sul Technical Report”) prepared by RPA and in particular: Jason J. Cox, P.Eng., David A. Ross, P.Geo., Brenna J.Y. Scholey, P.Eng., and Stephan Theben, Dipl.-Ing. The Caçapava do Sul Technical Report has been filed in accordance with NI 43-101, and is available, under Nexa’s SEDAR profile at www.sedar.com. The scientific and technical information set out herein with respect to Caçapava do Sul is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Caçapava do Sul Technical Report or approved by such person.

Certain of the scientific and technical information set out herein with respect to Caçapava do Sul is based on information presented in the Caçapava do Sul Technical Report. The mineral resources for the Caçapava do Sul project have been estimated by Nexa as of March 17, 2017 and reviewed by a qualified person. The qualified person for the mineral resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. José Antonio Lopes has also reviewed and approved certain information set out herein that has been updated since the date of the Caçapava do Sul Technical Report.

The Caçapava do Sul project is located in southern Brazil, in the state of Rio Grande do Sul, approximately 260 km southwest of the state capital (Porto Alegre) and approximately 2,300km southwest of Brasilia. The center of the Caçapava do Sul project is located at approximately 30.93°S Latitude and 53.48oW Longitude. The approximate Universal Transverse Mercator (UTM) co-ordinates of the center of the currently defined mineralization are 6,576,000m N, and 262,000m E (Zone 22 South, datum Córrego Alegre). Access to the Caçapava do Sul property is by road from Porto Alegre, the capital of the state of Rio Grande do Sul, west along paved state highway BR-290 to the town of Boqueirão, then south along paved highway BR-153 to secondary road RS-625.

The Caçapava do Sul project is primarily owned and operated by Mineração Santa Maria Ltda., a joint venture between Nexa (through Nexa Brazil) and Mining Iamgold Brasil Ltda. (or IAMGOLD). Nexa Brazil and IAMGOLD have entered into a joint venture agreement by which IAMGOLD has the option to acquire up to a 25.0% equity interest in Mineração Santa Maria Ltda. Mineração Santa Maria Ltda. holds a 100% interest in the mineral rights of the Caçapava do Sul project.

Under the terms of the agreement, Companhia Brasileira do Cobre (“CBC”) retains a 2% NSR royalty on the Caçapava do Sul project.

During 2019, Nexa’s exploration program was focused on the extension of the copper stockwork system discovered and drilling associated with deep IP anomalies. Good drill holes mineralized intersections were observed at the Copper Stockwork. The geological potential of the system remains under-evaluated. In 2019, we spent approximately US$3.0 million on the Caçapava do Sul project, drilling 14,290 meters in 29 holes. For 2020, Nexa expects to spend US$0.7 million, only for project maintenance.